UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

January 13, 2017

Wayne Wirtz
AT&T Inc.
wayne.wirtz@att.com

Re: AT&T Inc.
Incoming letter dated December 8, 2016

Dear Mr. Wirtz:

This is in response to your letter dated December 8, 2016 concerning the shareholder proposal submitted to AT&T by Holy Land Principles, Inc. We also have received a letter on the proponent's behalf dated January 5, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

January 13, 2017

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: AT&T Inc.
Incoming letter dated December 8, 2016

The proposal requests that the board make all possible lawful efforts to implement and/or increase activity on each of the eight principles specified in the proposal.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that AT&T's policies, practices and procedures compare favorably with the guidelines of the proposal and that AT&T has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Brian V. Soares
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PAUL M. NEUHAUSER
*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 5, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted to AT&T Inc.

Dear Sir/Madam:

I have been asked by Mr. Holy Land Principles, Inc. (hereinafter referred to as the “Proponent”), which is the beneficial owner of shares of common stock of AT&T Inc. (hereinafter referred to either as “AT&T” or the “Company”), and which has submitted a shareholder proposal to AT&T, to respond to the letter dated December 8, 2016, in which AT&T contends that the Proponent’s shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(10).

I have reviewed the Proponent’s shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent’s shareholder proposal must be included in AT&T's year 2017 proxy statement and that it is not excludable by virtue of the cited rule.

---

The Proponent's shareholder proposal requests the Company to adopt or "increase activity" on the "Holy Land Principles", which concern equal employment standards for corporations operating in Isreal/Palestine.

---

BACKGROUND

As a result of the continued Israeli harsh occupation of the West Bank and its blockade of Gaza, the continued presence of American companies in Israel has become controversial. The June 21, 2014, edition of The New York Times reported that the Presbyterian Church has voted to divest from certain companies doing business with Israel and that in doing so it joined other churches, including The Mennonite Central Committee, the Quakers and the pension board of the United Methodist Church. Wikipedia report a widespread worldwide campaign, endorsed by Archbishop Desmond Tutu, who had led the campaign against apartheid in South Africa, to divest from companies involved with Israel. Wikipedia also reported on a concomitant boycott campaign, as well as the fact that the Church of England has voted to divest from Israel. (http://en.wikipedia.org/wiki/Divestment_from_Israel.

The Proponent's proposal does not call for divestment. Rather the Holy Land Principles call upon companies operating in Israel/Palestine to adopt certain equal employment policies.

It is extensively reported that there is widespread discrimination in employment in Israel, including the inability of Arabs in the West Bank to access their jobs because of the Border Wall, which in addition to being a barrier to access to Israel also (because of its meanderings) isolates some Arab villages But rather than cite the numerous reports and studies available on the internet, it is more than sufficient to quote from recent United States Department of State Country Reports on Human Rights Practices for Israel and the Occupied Territories (the "Report"). The third paragraph of the Executive Summary of the most recent (2015) Report lists the "most significant human rights problems". The second listed (after terrorist attacks) is "institutional and societal discrimination against Arab citizens of Israel . . . in particular in access to equal educational and employment opportunities".

This conclusion was fleshed out in prior State Department reports. Thus, the 2013 version of the Report stated:

> A June 2012 report published by the [Israeli] Prime Minister's Office stated that 22 percent of employers indicated that they discriminated against Arab applicants in the hiring process.

The 2013 Report also noted that the government itself was attempting to counter the widespread employment discrimination by establishing "affirmative action policies for Arabs and Druze in the civil service".

The current (2015) Report notes (first paragraph of Section 6) that "Adalah [a Palestinian NGO] maintained a data base of more than 50 laws it claimed discriminated – explicitly or in practice – against Arab citizens".

The 2013Report also noted that most Arab citizens are exempt from mandatory military service, but that "[c]itizens who do not perform military service enjoyed fewer societal and economic benefits and sometimes were discriminated against in hiring practices". In addition, they "generally were ineligible to work in companies with defense contracts or in security-related fields if they had not served in the military".

In short, it can safely be asserted that there is widespread employment discrimination against Arabs and others in Israel, despite official government policy to the contrary.

---

Rule 14a-8(i)(10)

The burden of proof is on the Company to establish that it has substantially implemented the Proponent's shareholder proposal. Rule 14a-8(g).

It is well established that the existence of generalized policies cannot moot a request that a registrant adopt specific policies adapted to a specific problem. See, e.g., *Wal-Mart Stores, Inc.* (April 3, 2002) (as noted in the brief on behalf of the proponent, "the Division has viewed as proper shareholder action, such proposals as the Sullivan Principles, the CERES principles, the McBride Principles, and proposals containing global human rights standards, regardless of whether a company had an existing code of conduct in place"); *The TJX Companies, Inc*. (April 1, 1999) (McBride Principles); *Toys "R" Us, Inc*. (April 8, 1999); (McBride Principles); *PPG Industries, Inc*. (January 22, 2001); *Oracle Corporation* (August 15, 2000); *Security Pacific Corporation* (January 30, 1990).

More recently, this interpretation of Rule 14a-8(i)(10) was applied to a no-action letter request in *Corning Incorporated* (February 11, 2015) in connection with a request that the registrant adopt the Holy Land Principles.

In further support of the Staff's consistent position that the existence of generalized policies cannot moot a request that a registrant adopt specific policies adapted to a specific problem, we note the following additional points:

1.

In a futile attempt to obfuscate the Staff's consistent position, the Company has grossly mischaracterized the Proponent's proposal in the very first sentence of its substantive argument (page 3) where it states that "the Proposal focuses on the *worldwide* implementation" of the Holy Land Principles. (Emphasis supplied.) A quick reading, or a careful reading, or, indeed, any reading at all, of the proposal belies this statement. The proposal does not have worldwide applicability. It is directed exclusively at the Company's operations in Israel/Palestine. Thus, the first Whereas Clause refers to AT&T's operations "in Palestine/Israel". The second Whereas Clause refers to "lasting peace in the Holy Land" and refers to "security for Israel" and "justice for Palestinians". The fourth Whereas Clause provides a list of the eight Holy Land Principles which are described as "a set of equal opportunity employment principles to serve as guidelines for corporations in Israel/Palestine". Since the Holy land principles are to guide only the Company's operations in Israel/Palestine those principles do not have worldwide applicability.

The Company's citation of two general statements fails to alter the exclusive thrust of the proposal. The reference the third Whereas Clause to the fact that "any American company" should practice fair employment both "at home or abroad" does not broaden the thrust of the proposal. It merely is a foundational statement providing underlying support for the specific actions requested by the proposal for implementation in Israel/Palestine. Similarly, the reference to "international operations" in the third sentence of the Supporting Statement has absolutely no bearing on the scope of the applicability of the Holy Land Principles.

Consequently, the Company's attempt to moot the Proponent's proposal by citing generalized worldwide policies is wholly without merit.

2.

As a result of its mischaracterization of the Proponent's proposal, AT&T has failed to supply any information whatsoever about how it has implemented the Holy Land Principles in Israel/Palestine. Consequently, AT&T cannot possibly have established that it has "substantially implemented" the proposal. Utter lack of information cannot establish implementation.

The only possible claim to implementation is the reference (page 9) to an alleged opinion of Israeli counsel which speaks to Israeli law, not to the Company's own practices. Furthermore, as noted in the "Background" section above, recent State Department Reports indicate either that Israeli counsel is incorrect or that any such laws are widely ignored. We have no evidence of AT&T's own practices.

The difference between implementing the Holy Land Principles and the information provided to the Staff by the Company is illustrated by Principle Eight. The Company says that, in general, it provides information and oversight of equal employment. However, the Proponent's proposal refers to monitoring, setting timetables and publically reporting on implementation of the Company's operations in the Holy Land.

Consequently, AT&T has failed to establish that it has substantially implemented the proposal.

3.

The Proponent's proposal calls on the AT&T to "increase" its activity in implementing each of the eight Holy Land Principles. The Company has not provided any evidence it is increasing such activities (or, indeed, that it has even started such activities).

4.

Finally, we note that the test for the application of Rule 14a-8(i)(10) is whether the registrant has addressed the underlying concerns of the proponent. In the instant case, the underlying concern is to have the Company address the problem of employment discrimination in the Holy Land. Nothing in the Company's letter addresses this concern in any manner, shape or form.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(10).

---

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Wayne Wirtz
Fr. Sean McManus

AT&T

**Wayne Wirtz**
Vice President, Associate
General Counsel, and
Assistant Secretary

AT&T Inc.
One AT&T Plaza
208 S. Akard Street
Dallas, TX 75202

T: 214.757.3344
F: 214.746.2273
wayne.wirtz@att.com

1934 Act/Rule 14a-8

December 8, 2016

***By email to shareholderproposals@sec.gov***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: 2017 AT&T Inc. Annual Meeting of Shareholders
Notice of Intent to Omit Shareholder Proposal of Holy Land Principles, Inc.
Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Exchange Act Rule 14a-8(j), AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), hereby notifies the Division of Corporation Finance of AT&T's intention to exclude a shareholder proposal (the "Proposal") submitted by Holy Land Principles, Inc. (the "Proponent") from AT&T's proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials"), for the reasons stated below.

This letter, together with the Proposal and the relevant correspondence, are being submitted to the Staff via email in lieu of mailing paper copies. A copy of this letter and the attachments are being sent on this date to the Proponent advising them of AT&T's intention to omit the Proposal from its 2017 Proxy Materials. We respectfully remind the Proponent that if it elects to submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence must be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

**THE PROPOSAL**

The Proposal, in its entirety, reads as follows:

"**WHEREAS, AT&T** has operations in Palestine/Israel;
**WHEREAS**, achieving a lasting peace in the Holy Land – with security for Israel and justice for Palestinians – encourages us to promote a means for establishing justice and equality;

**WHEREAS**, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;
**WHEREAS**, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Israel/Palestine.

These are:
1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

**RESOLVED**: Shareholders request the Board of Directors to:
Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

**SUPPORTING STATEMENT**

The proponent believes that **AT&T** benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles – which are pro-Jewish, pro-Palestinian and pro-company – will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns."

A copy of the Proposal and related correspondence with the Proponent are attached to this letter as Exhibit A.

## ARGUMENT AND BASIS FOR EXCLUSION

***The Proposal May Be Excluded Pursuant to Exchange Act Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented.***

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." According to the Commission, this exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management."[1] The Staff has further explained that, "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal."[2] A company need not implement every detail of a proposal in order for the Staff to permit exclusion under Rule 14a-8(i)(10).[3] Rather, the Staff has consistently permitted exclusion of a shareholder proposal when a company has policies and procedures in place satisfactorily addressing the underlying concerns of the proposal or has implemented the essential objectives of the proposal.[4]

*AT&T's Worldwide Implementation of Equal Employment Opportunity*

In this case, the Proposal focuses on the worldwide implementation of eight "equal opportunity employment principles" by any company that does any business in Israel. Although less than 0.1% of its employees are resident in Israel, the Proposal would apply to AT&T's

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[1] *See* Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

[2] *Texaco, Inc*, (Mar. 28, 1991) (proposal requesting the company to implement a specific set of environmental guidelines was excluded as substantially implemented because the company had established a compliance and disclosure program related to its environmental program, even though the company's guidelines did not satisfy the specific inspection, public disclosure or substantive commitments that the proposal sought).

[3] *See* 1983 Release.

[4] *See, e.g., Dominion Resources, Inc*. (Feb. 9, 2016) (proposal requesting report on measuring, mitigating, disclosing and setting reduction targets for methane emissions was excludable where existing company disclosures compared favorably to the guideliness of the proposal, in spite of the proponent's allegation that the company's disclosures did not cover all facilities, address means of measuring methane reduction, or include specific reduction targets); *Pfizer Inc*. (Jan. 11, 2013) (proposal requesting report on measures to reduce the use of animal testing and plans to promote alternatives to animal use was excludable where existing company laboratory animal care guidelines and policy were available on its website); *MGM Resorts International* (Feb. 28, 2012) (proposal requesting report on company's sustainability policies and performance, including multiple, objective statistical indicators, was excludable since company published an annual sustainability report); *Duke Energy Corp*. (Feb. 21, 2012) (proposal requesting report on the company's actions to build shareholder value and reduce greenhouse gas and other emissions was excludable in light of the company's existing policies, practices and procedures and public disclosures); *ConAgra Foods, Inc.* (July 3, 2006) (proposal requesting sustainability report was excludable where the company already published a sustainability report as part of its corporate responsibilities report); and *The Talbots Inc.* (Apr. 5, 2002) (proposal requesting code of conduct based on International Labor Organization human rights standard was excludable in light of the company's own business practice standards).

worldwide operations, whether "at home or abroad." (See 3rd "Whereas" clause.) The Proposal specifically seeks to provide for "equality of opportunity in [AT&T's] international operations." (See Supporting Statement, 2nd par.) As described in further detail below, AT&T has policies, procedures and practices in place that implement each of the Proposal's eight equal opportunity employment principles; AT&T therefore believes that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10).

> *1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity* (the "First Principle").

AT&T's Equal Employment Opportunity (EEO) and Harassment Policies (the "EEO & Harassment Policies"), a copy of which is included as Exhibit B, apply to "all AT&T employees," domestically and internationally, and directly address the animating concern of the First Principle: "AT&T is strongly committed to a workplace that values diversity and inclusion and that is free of discrimination and harassment of any kind. EEO and Harassment Policies apply to all AT&T employees."[5] More specifically, it states:

> "AT&T provides Equal Employment Opportunity for all employees and applicants in the administration of personnel policies such as:
>
> - Appraisals
> - Benefits and privileges of employment
> - Compensation
> - Disciplinary actions
> - Recruiting, hiring, placements, upgrades, promotions, and lateral movement
> - Social and recreational programs
> - Terminations of employment, layoffs, and recalls
> - Training and educational assistance
> - Working conditions" (underlined terms correspond directly with practices identified in the First Principle).[6]

This is a more inclusive list than the four characteristics identified in the First Principle. Moreover, EEO and Harassment Policies establish AT&T's corporate culture and tone at the top.

In addition, AT&T's global Code of Business Conduct, a copy of which is included as Exhibit C, and its supporting policies apply to "All AT&T Employees

[5] EEO & Harassment Policies at 2.

[6] *Id.* at 4.

Worldwide."[7] The Code of Business Conduct establishes AT&T's corporate culture and tone at the top, and states that "AT&T employees are protected from unlawful discrimination on the basis of race, color, religion, national origin, sex, sexual orientation, gender identity and expression, age, disability, pregnancy, genetic information, marital status, citizenship status, military status, or veteran status or any other characteristic protected by federal, state, or local laws."[8]

In short, all AT&T employees, domestic and international (including those in Israel), are covered by AT&T's Code of Business Conduct and EEO & Harassment Policies, and AT&T provides equal employment opportunity for all employees and applicants in the administration of its personnel policies, including with respect to "hiring," "compensation," "training," "professional education," and "advancement," exactly as requested by the Proposal.

The First Principle also refers to the equal and fair employment practice of "governance". It is unclear what is meant by "governance" in this context, but AT&T's EEO & Harassment Policies are all-inclusive: "AT&T is strongly committed to a workplace that values diversity and inclusion and that is free of discrimination and harassment of any kind" (emphasis added).[9]

> *2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees* (the "Second Principle").

The Company's Affirmative Action Policy, a copy of which is included in Exhibit D, commits AT&T to take "affirmative action to employ, advance in employment and otherwise treat qualified minorities, women, individuals with disabilities, and protected veterans (disabled veterans, recently separated veterans, Armed Forces service medal veterans, or active duty wartime or campaign badge veterans) without regard to their protected class status, in all employment practices, terms, conditions, and privileges of employment."[10]

To meet these commitments, as disclosed in AT&T's most recent Diversity & Inclusion 2015 Annual Report (the "Diversity & Inclusion Report"), a copy of which is included as Exhibit E, the Company makes extensive efforts to "attract talent that aligns with our values and priorities through job fairs and conferences as well as social media and webinars. We also partner with many colleges and universities, network through grassroots and professional organizations and local governments, and spearhead outreach

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[7] Code of Business Conduct at 1.

[8] *Id.* at 3.

[9] *Id*. at 2.

[10] Affirmative Action Policy at 1.

programs."[11] Some examples of these efforts and initiatives to recruit from a diverse talent pool are highlighted in the Diversity & Inclusion Report, such as:

- Focusing on gender and ethnic diversity in college recruiting initiatives, including 77 women's events, 50 African-American events and 37 Hispanic events in 2015;
- Recruiting and supporting individuals with disabilities through sponsorships and attendance at a number of career events and conferences, including Career Opportunities for Students with Disability and the International Technology & Persons with Disability Conference; and
- Attending the American Indian Science and Engineering Society's National Conference in partnership with ICAE (Inter-Tribal Council of AT&T Employees) to recruit student talent and coordinating with the American Indian College Fund to recruit for summer interns across the 37 tribal colleges.[12]

As evidenced by the activities described in the Diversity & Inclusion Report and by its Affirmative Action Policy, AT&T has and will continue to implement the Second Principle. AT&T's success in these efforts is reflected in the numerous diversity and inclusion national awards that it has received over the years,[13] including being ranked by DiversityInc as No. 7 on its list of Top 50 companies for diversity and being ranked No. 1 by DiversityMBA in its annual ranking of Best Places for Women & Diverse Managers to Work.[14]

> *3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees* (the "Third Principle").

Once recruited and hired, AT&T employees are encouraged to take advantage of a wide array of programs, tools and resources for networking, continuing education, personal fulfillment and career development. As disclosed in the Diversity & Inclusion Report, a few highlights include:

- Establishing and supporting employee resource groups ("ERGs"), which are nonprofit groups that provide support, advocacy, education, mentoring and more to groups representing a range of cultural populations, women, generations, military veterans, individuals with disabilities and members of

[11] Diversity & Inclusion Report at 9.

[12] *See id.* at 18-19.

[13] *See id.* at 31.

[14] *See id.* at 4.

the LGBT community, including six new ERGs in 2015, which are currently being integrated into AT&T's programming;

- Establishing and supporting employee networks, which are cross-functional diversity affinity networks created and managed by employees that usually focus on specific business or professional development issues for their members, which now have achieved total membership of over 120,000 employees; and

- Sponsoring AT&T's ERG Leadership Academies, which are designed to help participants more fully develop their leadership skill sets and talents, and Diversity & Inclusion Councils, which advance the goals and principles of inclusion.[15]

AT&T also has adopted three separate tuition reimbursement policies (collectively, the "Tuition Reimbursement Policies"), copies of which are included as Exhibit F. The U.S. policy, the AT&T Tuition Reimbursement Policy – Skills Transformation Technology Certification and Nanodegree Programs, provides financial assistance to employees who take either cybersecurity or computer programming courses. The two policies for employees outside the U.S. – the AT&T Tuition Reimbursement Policy/International – Skills Transformation Technology Certification and Nanodegree Program and the AT&T Tuition Reimbursement Policy – International Employees – Local Country Nationals (the "International Policy") – together are broader than the U.S. policy. Specifically, the objective of the International Policy is to help AT&T's employees around the globe "broaden [their] job-related academic knowledge, keep current with business and technology changes, enhance [their] ability to compete for reasonably attainable jobs within AT&T, and meet the competitive challenge of a global business."[16] The International Policy provides financial assistance to employees who are either working to attain academic degrees that are beneficial for the employee and for the Company or who are taking individual academic courses in eligible STEM (science/technology/engineering/mathematics) program areas.[17]

These Tuition Reimbursement Policies collectively provide all employees, including those in our international operations and from underrepresented populations and diverse backgrounds, with direct assistance to "train, upgrade, and improve their skills" – just as requested by the Third Principle.

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[15] *See id.* at 12, 17.

[16] AT&T Tuition Reimbursement Policy – International Employees – Local Country Nationals at 2.

[17] Programs include computer science, information systems, digital communications, engineering, systems management, telecommunications, accounting, business administration, economics, finance, marketing, and numerous other programs relevant to the employee's applicable business unit.

*4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups* (the "Fourth Principle").

AT&T has implemented the Fourth Principle in adopting the Code of Business Conduct and the EEO & Harassment Policies, as discussed above, as well as in AT&T's Policies Related to the Code, a copy of which is included in Exhibit G. In Policies Related to the Code, in the "Treatment of People" section, we state that:

> "AT&T is committed to providing a work environment that respects each employee as an individual and an important member of the culturally diverse, worldwide AT&T team. …[This] also means that AT&T employees must not permit or engage in conduct that creates an intimidating, harassing or offensive work environment."[18]

In addition, the EEO & Harassment Policies provide:

> **"Diversity**
> Diversity means respecting many backgrounds, cultures, and ways of thinking. AT&T recognizes and embraces all differences – from race, gender, sexual orientation, and mental/physical ability to perspectives, experiences, and outlooks. It is more than the right thing to do – diversity is essential to the success of AT&T in the global marketplace. AT&T employees are responsible for promoting an environment of inclusion: one in which each individual is valued and every voice is heard. Actions that guide employee commitment to diversity include:
> • Treating others with respect.
> • Encouraging and skillfully incorporating opinions and ideas.
> • Viewing differences as assets.
> • Accommodating various strengths.
> • Working together in mixed teams to design and implement creative solutions for our business suppliers and customers.
> • Serving our broad markets effectively and sensitively.
> • Creating win-win solutions.
> • Being open to many viewpoints, cultures, and lifestyles.
> • Participating in wide-ranging activities that support self-development and positive business relationships."[19]

AT&T's Social Media Standards, a copy of which is included in Exhibit H, emphasize that "[o]bscene language/content, racial, gender, religious and other slurs, knowingly or recklessly false statements, personal insults, or violent threats about AT&T's employees, vendors, customers, competitors or sponsored entities or persons

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[18] Policies Related to the Code at 5.

[19] EEO & Harassment Policies at 4.

aren't tolerated for good reason. Conduct that is prohibited in the workplace (e.g., bullying, harassment, discrimination, retaliation) is prohibited in the digital space."[20]

These policies and standards promote a work environment that is "respectful of all national, racial, ethnic and religious groups," as requested by the Fourth Principle.

> *5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group* (the "Fifth Principle").

The EEO & Harassment Policies are unambiguous in stating that AT&T provides equal employment opportunity for all employees and applicants in the administration of personnel policies, irrespective of national, racial, ethnic or religious affiliation, including with respect to "terminations of employment, layoffs, and recalls."[21] The Fifth Principle has therefore been substantially implemented by the Company's existing policies and procedures.

> *6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities* (the "Sixth Principle").

Military service is not a precondition or qualification for employment with AT&T. As stated in the Company's Affirmative Action Policy, AT&T takes "affirmative action to employ, advance in employment and otherwise treat…protected veterans (disabled veterans, recently separated veterans Armed Forces service medal veterans, or active duty wartime or campaign badge veterans) without regard to their protected class status, in all employment practices, terms, conditions, and privileges of employment. <u>All personnel actions are administered without regard to protected class status and all employment decisions are based only on valid job requirements</u>" (emphasis added).[22] Simply stated, AT&T prohibits discrimination based on military service. Furthermore, and specifically with respect to our operations in Israel, the Company has been advised by Israeli counsel that discrimination on the basis of military experience (or lack thereof) is prohibited under Israeli law and, therefore, prohibited in our Israeli operations. The Sixth Principle has therefore been substantially implemented.

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[20] Social Media Standards at 2.

[21] *See* EEO & Harassment Policies at 4.

[22] *See* Affirmative Action Policy at 2.

> *7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another* (the "Seventh Principle").

Accepting "subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another" would contradict both the EEO & Harassment Policies and the Code of Business Conduct and would not be permissible.

Simply put, AT&T has not accepted, and has no plans to accept, any subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic, or religious group over another. Accordingly, the Seventh Principle has been implemented.

> *8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles* (the "Eighth Principle").

Having already adopted the Code of Business Conduct and policies and procedures, as discussed above, that implement the first seven Holy Land principles, the Company has implemented the Eighth Principle by establishing specific processes to monitor, oversee and report on <u>compliance</u> with AT&T's equal opportunity employment principles and by externally reporting on AT&T's progress in its commitment to diversity and inclusion.

Each and every employee is charged under the Code of Business Conduct and the EEO & Harassment Policies with the responsibility of reporting violations or possible violations of Company policies. Managers are required to enforce the Code and its supporting policies as well as all other Company policies within their areas of responsibility.[23] The Code of Business Conduct, the Policies Related to the Code, and the EEO & Harassment Policies provide employees inside and outside of the U.S. with several options for reporting possible violations, including by raising questions or concerns to supervisors, managers, the human resources department, the corporate compliance department, the asset protection department, the corporate ethics department, or the legal department. Business units are responsible for establishing, implementing, and maintaining an effective program, including appropriate supplementary policies and practices, and a system of internal controls, to ensure compliance by everyone in their organizations with all laws and regulations and the provisions of the Code of Business Conduct.

With respect to AT&T's Equal Employment Opportunity and Harassment Policy, overall responsibility for the implementation and auditing of the program has been delegated to Cynthia Marshall, Senior Vice President - Human Resources & Chief Diversity Officer, for domestic operations, and to Thomas Moore, Senior Vice President-

---

[23] See Employee Conduct Guidelines at 1.

Human Resources, for non-domestic operations. Ms. Marshall is also responsible for AT&T's Affirmative Action Policy. As noted above, in the Diversity & Inclusion Report, the Company reports extensively on its progress in meeting its commitment to diversity and inclusion.

* * *

In summary, AT&T has established policies and procedures applicable to operations both in the U.S. and abroad, including Israel, and external reporting that implement all eight Principles and the essential objectives of the Proposal and compare favorably to its terms. By contrast, a similar proposal was recently submitted by the Proponent to Corning Incorporated.[24] Although that company was not able to successfully exclude the proposal, which contained similar "Holy Land principles," a comparison between AT&T's existing policies and procedures and those at issue in the *Corning* letter is particularly instructive. There, the company had policies and procedures in place that addressed some of the equal opportunity employment principles articulated by the proponent (such as non-discrimination in hiring), but the company did not expressly identify existing policies and procedures addressing a number of the other principles in the proposal (such as affirmative recruiting efforts aimed at underrepresented employee groups).

Indeed, it is not clear what else the Company would need to do to implement the Proposal's essential objectives. Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes the Proposal may be excluded from its 2017 Proxy Materials.

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at ww0118@att.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (214) 757-3344.

Sincerely,



Wayne Wirtz

---

[24] *See Corning Incorporated* (Feb. 11, 2015) (proposal requesting the company to take action on each of the eight Holy Land principles articulated by the Proponent was not excludable where the Proponent argued that the company had failed to assert any action taken with respect to four of the eight principles).

<u>Exhibits</u>
A – Proposal
B – EEO & Harassment Policies
C – Code of Business Conduct
D – Affirmative Action Policy
E – Diversity & Inclusion Report
F – Tuition Reimbursement Policies
G – Policies Related to the Code
H – Social Media Standards

cc: Fr. Sean McManus, President, Holy Land Principles, Inc.
Barbara J. Flaherty, Executive Vice President, Holy Land Principles, Inc.

**Exhibit A**

RECEIVED

SEP 23 2016

CORPORATE SECRETARY'S OFFICE

# Holy Land Principles

***American principles following American investment***

**President, Fr. Sean Mc Manus • Executive Vice President, Barbara J. Flaherty**

Corporate Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, TX 75202

September 18, 2016

Dear Secretary,

We are the two executive officers of Holy Land Principles, Inc. who are duly authorized to act on its behalf. Holy Land Principles, Inc. owns over $2000 worth of AT&T shares that were purchased September 11, 2015, and have been continuously owned.

We are informing AT&T that we will offer the enclosed Shareholder Resolution on behalf of Holy Land Principles, Inc. for consideration of stockholders at the 2017 Annual General Meeting.

We submit the enclosed Resolution to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.
A verification of assets letter from Wells Fargo, the custodial bank, is included.

Holy Land Principles, Inc. will continue to hold at least $2000 worth of these AT&T shares through the date of the 2017 Annual General Meeting.

We would be happy to discuss this initiative with you. Should AT&T decide to implement the Holy Land Principles, we will withdraw the Resolution.

Please feel free to contact us at 202-488-0107 should you have any questions.

Sincerely,

Fr. Sean Mc Manus
Fr. Sean Mc Manus
President
Holy Land Principles, Inc.

Barbara J. Flaherty
Barbara J. Flaherty
Executive Vice President
Holy Land Principles, Inc.

Enclosures (2)

**•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107**
**Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org**
**Website: www.HolyLandPrinciples.org**

WELLS FARGO ADVISORS

Wealth Brokerage Services
MAC H0005-035
One North Jefferson Avenue
Saint Louis, MO 63103

September 20, 2016

Holy Land Principles, Inc.
608 3rd Street Southwest
Washington, DC 20024-3102

RE: Verification of Assets

To Whom It May Concern:

I am writing in response to your request to verify the financial information of Holy Land Principles, Inc. with Wells Fargo Advisors, LLC.

This letter serves as confirmation that Holy Land Principles, Inc. owns 88 shares of AT & T (T) within their Brokerage Account ***FISMA & OMB Memorandum M-07-16*** valued in the amount of $3,525.28 with our firm. These shares were purchased on September 11, 2015 and the original cost basis was $2,985.21. In addition, all 88 shares have been continuously held within the above referenced account since September 11, 2015. This information was based on the values and details of the account as of the close of business on September 19, 2016.

If you have any additional questions, please feel free to contact me at 888-619-6730.

Sincerely,

Erica Jackson
Field Services – Verifications

# Holy Land Principles Resolution

*American Principles Following American Investment*

## HOLY LAND PRINCIPLES AT&T RESOLUTION

**WHEREAS, AT&T** has operations in Palestine/Israel;
**WHEREAS**, achieving a lasting peace in the Holy Land -- with security for Israel and justice for Palestinians -- encourages us to promote a means for establishing justice and equality;
**WHEREAS**, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;
**WHEREAS**, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Israel/Palestine. These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

**RESOLVED**: Shareholders request the Board of Directors to:
Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

## SUPPORTING STATEMENT

The proponent believes that **AT&T** benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.
Implementation of the Holy Land Principles -- which are pro-Jewish, pro-Palestinian and pro-company -- will demonstrate concern for human rights and equality of opportunity in its international operations.
Please vote your proxy **FOR** these concerns.

**•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107**

**Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org**

**Website: www.HolyLandPrinciples.org**

Page 16 redacted for the following reason:
- - - - - - - - - - - - - - - - - - - - -
***FISMA & OMB Memorandum M-07-16 ***

**Exhibit B**

# Equal Employment Opportunity (EEO) and Harassment Policies



## Introduction and Policy Statement

AT&T is strongly committed to a workplace that values diversity and inclusion and that is free of discrimination and harassment of any kind. AT&T's EEO and Harassment Policies apply to all AT&T employees.

AT&T employees are protected from unlawful discrimination on the basis of race, color, religion, religious creed, national origin, ancestry, age, sex, sexual orientation, gender, gender identity, gender expression, physical disability, mental disability, pregnancy, medical condition, genetic information, marital status, citizenship status, military status, veteran status, or any other characteristic protected by federal, state, or local laws. For instance, New York City also prohibits discrimination on the basis of creed. AT&T complies with these and other applicable EEO laws, and prohibits unlawful discrimination.

AT&T also strictly prohibits all forms of abusive conduct or workplace harassment, including sexual and racial harassment and harassment based on any of the protected characteristics described above. An employee's actions, words, or behavior must not create an intimidating, hostile, or offensive environment. Employees are not permitted to ridicule, intimidate, threaten, demean, or bully other employees, customers, vendor employees, or any other individuals with whom they interact. Remarks, comments, jokes, slurs, images, or gestures of an offensive nature will not be tolerated.

It is a violation of this policy to unlawfully discriminate against or harass anyone while working on behalf of AT&T, including co-workers, contractors, vendors, or customers.

**Employee Responsibilities**

AT&T employees are responsible for understanding and complying with the Company's EEO and Harassment Policies. Failure to comply may result in disciplinary action, which can include dismissal even for a first offense.

We all have a responsibility to ensure that AT&T is free of discrimination and harassment. Therefore, employees are responsible for reporting any violations of the EEO and Harassment Policies.

**Manager Responsibilities**

All managers are responsible for enforcement of the Company's EEO and Harassment Policies by ensuring a work environment free of unlawful discrimination and harassment. If a manager observes or receives any reports or allegations of conduct that could potentially violate the EEO and Harassment Policies, the manager has a responsibility to report it immediately to Human Resources or the AT&T Hotline. Such allegations are investigated by Human Resources professionals. Therefore, managers must always report them immediately and receive guidance from Human Resources or an investigator on the next steps. In addition, supervisors are expected to:

- Ensure coverage of the EEO and Harassment Policies with each direct report.
- Ensure that coverage with each direct report is documented in his/her training history.
- Acknowledge employees' differences and their individual value to AT&T.

**Reporting a Concern**

Employees should report a violation of the EEO and Harassment Policies to a supervisor, any manager, Human Resources, directly to the AT&T Hotline (1-888-871-2622), or the AT&T Hotline Web Reporting site (www.tnwgrc.com/att).

AT&T has established the AT&T Hotline for reporting EEO or harassment concerns anonymously and confidentially. The Hotline is staffed by an independent third-party vendor contracted by AT&T. The reported complaint will be summarized and forwarded to AT&T for further review.

Reports to the AT&T Hotline will be kept confidential to the extent permitted by law and by the Company's need to properly investigate. If an investigation is undertaken, AT&T will address the matter, and if needed, take appropriate corrective action.

**Non-Retaliation Policy**

Any individual who suspects an EEO violation and makes a report is acting responsibly in accordance with the EEO and Harassment Policies. The Company forbids retaliation against any person who makes a report or who participates in the investigative process. Allegations of retaliation will be investigated and appropriate action will be taken. Any individual engaging in retaliatory behavior will be subject to disciplinary action, which may include termination of employment. For any suspected retaliation concerns, contact the AT&T Hotline immediately.

Additional information on AT&T's non-retaliation policy can be found at the following link:

http://intranet.att.com/corp-policies/Default.aspx?section=1&page=44

**Internal Investigations**

AT&T investigates possible violations of federal, state, and local EEO statutes, and AT&T's EEO and Harassment Policies. Employees are required to cooperate fully with the Company's investigations, may not lie to investigators, obstruct the investigation, or retaliate against those who participate. To the extent possible, confidentiality will be maintained consistent with legal and ethical responsibilities on behalf of the Company.

All complaints will be followed by a fair, complete and timely investigation. Remedial action will be taken if any misconduct is found.

Important additional Company guidance on internal investigations should be reviewed at the following link:

http://intranet.att.com/corp-policies/Default.aspx?section=1&page=44&subpage=142

**Diversity**

Diversity means respecting many backgrounds, cultures, and ways of thinking. AT&T recognizes and embraces all differences – from race, gender, sexual orientation, and mental/physical ability to perspectives, experiences, and outlooks. It is more than the right thing to do – diversity is essential to the success of AT&T in the global marketplace. AT&T employees are responsible for promoting an environment of inclusion: one in which each individual is valued and every voice is heard. Actions that guide employee commitment to diversity include:

- Treating others with respect.
- Encouraging and skillfully incorporating opinions and ideas.
- Viewing differences as assets.
- Accommodating various strengths.
- Working together in mixed teams to design and implement creative solutions for our business suppliers and customers.
- Serving our broad markets effectively and sensitively.
- Creating win-win solutions.
- Being open to many viewpoints, cultures, and lifestyles.
- Participating in wide-ranging activities that support self-development and positive business relationships.

**Equal Employment Opportunity**

AT&T provides Equal Employment Opportunity for all employees and applicants in the administration of personnel policies such as:

- Appraisals
- Benefits and privileges of employment
- Compensation
- Disciplinary actions
- Recruiting, hiring, placements, upgrades, promotions, and lateral movement
- Social and recreational programs
- Terminations of employment, layoffs, and recalls
- Training and educational assistance
- Working conditions

All employees are prohibited from engaging in any discrimination based on a protected characteristic.

**The Americans With Disabilities Act**

The Americans with Disabilities Act (ADA) is a federal law that prohibits discrimination against individuals with disabilities. AT&T's policies provide reasonable accommodations to qualified employees with disabilities when medical restrictions preclude them from performing an essential function of their current or desired job, unless the accommodation poses an undue business hardship for AT&T.

Under the law and these policies, AT&T, through the Integrated Disability Service Center (IDSC), engages in an interactive process with employees who may require a reasonable accommodation of a disability as defined under the law. The IDSC has established processes and procedures regarding accommodating disabilities. Supervisors of employees who have requested an accommodation of a disability should refer such employees to the IDSC at 866-276-2278. In certain cases, a leave may be appropriate as an accommodation. Supervisors should consult Human Resources for advice in these situations.

**Confidentiality**

Confidentiality is assured for applicants and employees regarding medical information, and it will be kept confidential except to the following extent: Supervisors and managers may be informed regarding necessary restrictions on the work or duties of the employee and any necessary reasonable accommodations. First aid and safety personnel may be informed where and to the extent appropriate, if the disability might require emergency treatment or assistance during evacuations. Government officials who conduct compliance reviews may be informed.

All persons with responsibilities that may require information about the disability, physical or mental, are advised to treat and protect the information as strictly confidential.

More information regarding the job accommodation process may be found at:

http://ebiz.sbc.com/hronestop/index.cfm?fuseaction=Display&type=JAHome

**Pregnancy Discrimination**

It is illegal and in violation of this policy to discriminate against or harass an employee because of pregnancy. Pregnancy discrimination involves treating a pregnant employee unfavorably because of pregnancy, childbirth, or other medical condition related to pregnancy or childbirth. Employees who are disabled by pregnancy, childbirth, or related medical conditions are entitled to apply for applicable disability benefits.

**Religious Discrimination**

AT&T's commitment to diversity extends to its commitment to respecting the religious beliefs of its employees. It is illegal and in violation of this policy to discriminate or to harass an employee because of that employee's sincerely held religious beliefs. AT&T's policies provide reasonable accommodations where an employee's sincerely held religious beliefs or practices are impacted by job requirements, unless the accommodation imposes an undue business hardship for AT&T. Supervisors of employees who request a religious accommodation should consult with Human Resources for guidance.

**Military Status**

AT&T respects and supports its employees who serve in the uniformed services. AT&T employees called to active duty may apply for a military service leave of absence under the Company's applicable leave policies.

**Harassment Policy**

The Company prohibits all forms of harassment while working on behalf of AT&T. This includes all offensive behavior, whether physical, verbal, written, printed, or displayed as inappropriate objects or images. Remarks, comments, jokes, or gestures of an offensive nature will not be tolerated. Employees are prohibited from using any Company property, including computers, mobile phones, or any other devices, to view, send, or receive offensive material. In addition, employees are never permitted to display offensive material in the workplace, whether on Company or personal devices. All offensive materials are prohibited, including but not limited to material offensive to another person's gender, race, or other protected characteristic.

Sexual harassment is specifically prohibited in the workplace. In order to eliminate sexual harassment in the workplace, AT&T prohibits all unprofessional behaviors including some that may go beyond the legal definition of sexual harassment.

**What is Sexual Harassment?**

Sexual harassment may involve unwelcome romantic or sexual advances, requests for sexual favors, and/or visual materials, verbal comments, or physical contact of a sexual nature, regardless of gender. Involved parties, either victim or harasser, could be a co-worker, a subordinate, a contractor, or even a customer.

Such conduct is a violation of this policy, regardless whether an employee engaging in such behavior meant it as a joke. Such communications, comments, actions of a sexual nature, or unwelcome advances are prohibited at AT&T, whether or not other employees were offended.

The most obvious examples of sexual harassment involve physical behavior or physical contact. The following is a non-exhaustive list of physical behaviors that may be considered offensive:

- Touching an individual by massaging their neck or shoulders, hugging, kissing, patting, pinching, fondling, or touching/pulling an individual's clothing or hair.
- Physical gestures that imply a sexual act or sexual anatomy; touching oneself in a sexual manner.
- Brushing up against another person, standing too close, or lingering.

However, sexually harassing behavior does not always involve physical contact. The following is a non-exhaustive list of examples of verbal and non-verbal/visual behavior that may be considered offensive:

- Suggestive behavior such as "elevator eyes" (looking a person up and down), leering, staring, sexual gestures, whistling, cat-calls, winking, throwing kisses, making kissing sounds, howling, groaning, or smacking/licking lips.
- Sexual comments or innuendoes about clothing, anatomy, appearance, or sexual jokes or stories.
- Discussions or inquiries about sexual fantasy, preferences, history, or sex life; participation in workplace rumors about an individual's sex life.
- Displaying sexually suggestive objects or pictures in the workplace.
- Repeated invitations and/or pressuring for dates or sexual favors; harassing phone calls, e-mails, or other communication.
- Giving personal gifts that imply an intimate relationship.
- Sending sexually suggestive communications (e.g., instant messaging, Company message portals and/or devices, notes, letters, texts, e-mails); displaying or transmitting suggestive visual materials (e.g., pictures, calendars, posters).
- Stalking, following, or blocking an individual's path.

In addition, it is a violation of this policy, and the law, for any employee to ever state, imply, or suggest that dating or engaging in sexual conduct with another employee could result in a workplace benefit such as a promotion, raise, better terms and conditions of employment – or that a refusal to date or engage in sexual conduct will negatively affect a person's conditions of employment or career.

AT&T's harassment rules apply in the workplace and in work-related settings outside the workplace, such as business trips, customer visits, social events, or other functions. AT&T also does not tolerate such conduct from outside vendors and other providers of goods or services to AT&T when they are working in AT&T-related settings.

**Personal Relationships Policy**

In accordance with AT&T's Harassment and Conflict of Interest Policies, a dating relationship, or any special personal relationship, should never exist between a supervisor and an employee for whom the manager has some responsibility, including employees who report directly or indirectly within that supervisor's chain of command. In other words, a manager and another employee above or below that manager in the same chain of command, even if not directly above or below that manager, may not have a romantic or other close, personal relationship. This includes any manager who has influence over the employee's work, productivity, or terms and conditions of employment, such as an employee's trainer, manager who regularly fills in as a relieving manager over the employee, or a manager who has any input regarding the employee's performance. Moreover, such a relationship should never exist between an AT&T employee and a vendor employee where that AT&T employee has some responsibility for recommending the services of or interacting with that vendor or providing input on the vendor's work. These relationships can interfere with the supervisor's independent judgment, create employee morale problems, ethical issues, or conflict of interest, and may create a hostile work environment.

To avoid these problems and to foster a positive team environment, a personal relationship that may create a potential conflict or the appearance of a conflict under this policy must be reported immediately to Human Resources. After reviewing the facts, the Company will take appropriate action, which could include transfer of either employee through job reassignment or voluntary resignation. Failure to disclose the relationship immediately or comply with the Company's decision is a violation of the EEO and Harassment Policies and the Code of Business Conduct (COBC) Conflict of Interest Policy, and may result in discipline up to and including dismissal.

More information may be found at:

http://intranet.att.com/corp-policies/Default.aspx?section=7&page=99

**Sexual Harassment Prevention Training**

Certain states require employers to provide sexual harassment training for employees. More information may be found at:

https://intra.att.com/hronestopadmin/doc/State_Requirements_for_Harassment_Training.pdf

**Additional Complaint Procedures**

In addition to internal Company reporting methods, employees have the right to file a charge of discrimination with a federal, state, or local agency. All charges of discrimination in which the Company is identified as a Respondent, including charges received by a Company field location, should be immediately directed to the EEO group (which is responsible for all Company communication with the agencies) at eeooffice@att.com.

**For California Employees and Their Supervisors:**

California state law requires employers to distribute to employees in California certain information about sexual harassment. This information is available on the brochure titled "Sexual Harassment: The Facts About Sexual Harassment" (DFEH-185) and is available at https://spfd03.web.att.com/sites/MandatoryPosters/Mandatory%20Facility%20Posters/California%20Posters/CA%20DFEH-185%20Sexual%20Harassment.pdf. **Please note that all California employees and their supervisors are required to access this brochure and review the information.**

Supervisors, managers, co-workers and third parties are prohibited from engaging in unlawful behavior under the California Fair Employment and Housing Act.

California employees or job applicants who believe that they have been sexually harassed may file a complaint with the California Department of Fair Employment and Housing (DFEH) within one year of the alleged harassment. For more information, contact the DFEH toll free at (800) 884-1684, Sacramento and out of state at (916) 478-7200, or TTY at (800) 700-2320. You may also contact the DFEH via email at contact.center@dfeh.ca.gov or visit the DFEH's Web site at http://www.dfeh.ca.gov/.

California law requires employers to provide employees notice of their rights and obligations under the Fair Employment and Housing Act with respect to pregnancy, childbirth, and related medical conditions. This information is available in Notice B, "Family Care and Medical Leave and Pregnancy Disability Leave" and is available at https://spfd03.web.att.com/sites/MandatoryPosters/Mandatory%20Facility%20Posters/California%20Posters/California%20FMLA.pdf. **Please note that all California employees and their supervisors are required to access this notice and review the information.**

**Frequently Asked Questions**

**Your Responsibility as an Employee and/or Supervisor**

Q. Are all AT&T employees responsible for ensuring their actions are conducted in accordance with AT&T's Equal Employment Opportunity (EEO) and Harassment Policies?

A. Yes. Failure to comply with these policies may result in disciplinary action, which can include dismissal even for a first offense. Supervisors are responsible for ensuring the work environment is free of unlawful discrimination and harassment.

Q. If you believe you have been subjected to unlawful discrimination, harassment, and/or retaliation or have knowledge of conduct prohibited under the Policy, are you responsible for reporting the matter?

A. Yes. We are all responsible for speaking up if we believe that someone at AT&T has violated the EEO and Harassment policies. If a manager observes or receives any reports or allegations of conduct which could potentially violate the EEO and Harassment policies, the manager has a responsibility to report it immediately to Human Resources or the AT&T Hotline.

**Non-Retaliation Policy**

Q. Are employees who raise concerns or who participate in an internal investigation protected from retaliation?

A. Yes. Any individual who seeks advice, raises a concern, or reports an EEO concern is following the EEO and Harassment Policies. AT&T will not tolerate retaliation against such a person.

**Internal Investigations**

Q. Are employees guaranteed complete confidentiality or anonymity?

A. Investigators will maintain confidentiality or anonymity to the extent allowable by law and where the confidentiality and anonymity does not impede the integrity of the investigation.

**Sexual and Other Harassment**

Q. Is it okay for a supervisor and a subordinate to have a close personal relationship or a dating relationship?

A. No. Any dating relationship or close personal relationship within the chain of command is prohibited. This also includes a supervisor who has influence over an employee's work, productivity, or terms and conditions of employment. Failure to report the relationship immediately is a violation of the policy.

Q. Can sexual harassment occur between individuals of the same sex?

A. Yes. Sexual harassment can happen between individuals of the same sex as well as the opposite sex.

Q. Are jokes about sex, race, age, religion, ethnicity, or any other jokes made at the expense of others appropriate in the work place?

A. No. Jokes made at the expense of any person or class of persons are prohibited.

**Disability**

Q. Does AT&T accommodate disabilities?

A. Yes. It is AT&T's policy to provide reasonable accommodations to qualified employees with disabilities when medical restrictions preclude them from performing an essential function of their current or desired job, unless the accommodation poses an undue business hardship for AT&T.

Exhibit C

January 2016

# AT&T's Code of Business Conduct

## To All AT&T Employees Worldwide:

The most basic commitment we make – to our customers, our shareholders, and each other – is to always conduct ourselves in an ethical and honest manner. That's why operating with integrity is one of our core values and why our Code of Business Conduct is so important.

All employees, at every level and across every area of our business, should understand the Code and be personally committed to it. So, I'm asking you to do three simple things:

- Review the Code carefully; know what it means and what is expected of you.
- Follow the Code in everything you do.
- Do not hesitate to file a report if you see or suspect that an employee or contractor is acting in an unlawful or unethical manner. It's your responsibility, and you can be assured that your company will not tolerate retaliation against any person who reports an unlawful or unethical act.

Thank you for living up to the high standards of AT&T.

Randall Stephenson

Chairman and CEO



# Introduction

Our Vision at AT&T – connect people with their world, everywhere they live and work, and do it better than anyone else – is what unifies us as a company. In order to fulfill that mission, each of us is responsible for protecting AT&T's longstanding reputation as an ethical, reliable, and honest business.

The employees of AT&T represent that reputation to the public. This Code of Business Conduct sets out certain fundamental commitments we make to each other, to our customers, to our shareholders, and to all who have a stake in AT&T's success.

No Code of Business Conduct can provide rules that cover every situation or challenge. This important document serves each of us as a guide to our ethical commitments and leads us to ethical decisions that ultimately benefit AT&T's employees and shareholders.

By keeping those commitments and making those decisions, we safeguard AT&T's solid reputation. It is this reputation that enables us to deliver on our mission with the honesty and integrity our customers expect.

# Our Commitment to Honesty and to Each Other

## We are honest and act with integrity.

This statement applies to everything we do at AT&T. Our daily interactions should start and end with honesty and integrity. We hold ourselves and each other to a high standard of ethical behavior. Many groups - shareholders, customers, communities, suppliers, public authorities, our fellow employees - are able to trust what we say and do. We take personal responsibility for meeting the goals we share and keeping our commitments.

## We treat each other with respect and do not permit intimidation, discrimination or harassment in the workplace.

When the actions of some cause others to feel intimidated, offended, or to lose dignity, all of us suffer. We must treat each other courteously and professionally. We insist on a positive work environment and speak out if that goal is compromised by anyone.

AT&T employees are protected from unlawful discrimination on the basis of race, color, religion, national origin, sex, sexual orientation, gender identity and expression, age, disability, pregnancy, genetic information, marital status, citizenship status, military status, or veteran status or any other characteristic protected by federal, state, or local laws.

## We support a work environment that is inclusive and diverse.

Differing viewpoints that we each bring to the workplace challenge us collectively to think more broadly and allow us to be more creative in the products and processes we develop. We realize that the world we serve is diverse in its social customs and cultural traditions, and we respect and embrace those differences.

## We create a safe and secure place to work.

The importance of working safely has been part of our heritage for over a century. We promote safety to protect both our workforce and our customers. When public safety is at issue, we take reasonable precautions to safeguard the public, as well as our employees and customers. We keep up-to-date on laws, regulations, and practices related to the safety and health of the workplace and our products and services. We comply with those legal and Company requirements. In addition, we do not tolerate or permit threats, violence, or other disruptive behavior in our work environments.

Our concern for a safe workplace extends to protecting information about us that the Company maintains. We hold the personal information of our employees, retirees, and their beneficiaries in strict confidence.

# Our Commitment to Our Business and Our Shareholders

## We work lawfully and in accordance with regulations that apply to us.

We are diligent about following the laws and regulations that relate to our business. There are no shortcuts. We do not expose the business to fines or loss of reputation by failing to follow any rules that may apply to us. The Company's internal policies and procedures support and clarify these laws and regulations and facilitate our compliance. We offer and receive training as appropriate to enhance our understanding and monitor it for effectiveness.

## We are consistent in our business practices across our global markets.

Our business is growing into many parts of the world. We are eager to understand the diverse economies, governments, and political climates and also the cultural and social characteristics of the countries we serve. This understanding will help us compete. While our goal is to conduct business consistently across the globe and in accordance with the principles of this Code, we adjust our practices to comply with the laws and requirements of our diverse markets. Thus, where local country laws are more stringent or differ from the provisions of this Code, those local laws prevail for employees working in those countries.

## We protect the Company's physical assets and intellectual property.

All of AT&T's assets, from a physical asset such as a truck or a tower to an intellectual property asset such as a patent or trademark, are essential tools for our success. We focus on being good stewards of the assets we use every day. We are personally responsible for the proper use of the Company assets in our care and preventing their loss. This includes protecting ideas, research, inventions, proprietary information, and the AT&T brand itself.

## We manage the Company's records and information appropriately.

We create, use, retain, and dispose of our business records and information in a careful manner according to the Company's Records and Information Management policies and schedules. We follow the Legal Department's instruction when records should be held for potential or pending litigation, investigations, or in response to court orders.

# Our Commitment to Our Business and Our Shareholders (continued)

## We use electronic communications responsibly.

Communication, in its many forms, including social media like wikis and blogs, should be professional, appropriate, and respectful. The communications systems in place at AT&T are primarily for business use. We may use these systems only occasionally for personal e-mail or Internet access, but we do not allow this use to be disruptive to the needs of the business. We do not use these systems to access or distribute obscene or offensive media.

## We avoid and resolve conflicts of interest.

When acting on behalf of AT&T, we put the Company′s interests ahead of our own personal gain. This means we do not allow our own interest or our family or other relationships to influence the decisions we make on behalf of the Company. Conflicts of interest can undermine our business judgment, threaten AT&T′s reputation, and expose the Company to risk. We avoid conflicts of interest, disclose and resolve them promptly if they arise, and strive to avoid even the appearance of such conflicts.

We do not allow our business decisions to be influenced by gifts, favors, or hospitality from others. Accepting or offering gifts, favors, or entertainment can create a conflict, result in the appearance of a conflict, and, in some cases, violate the law. If we have any doubts, we seek guidance before accepting or offering any material gifts, favors, or entertainment.

## We strive to do business with ethical suppliers.

We try to do business with suppliers, third parties, and business partners that enhance our level of service and provide products and services of quality. We seek suppliers who share our commitments to human rights (including labor rights), diversity, and ethical and sustainable business practices.

# Our Commitment to Our Customers

## We follow ethical sales practices.

Our customers should always know we value them. We fairly represent our products and services to them. We listen to our customers, and challenge ourselves to find new ways to offer the best solutions available to help them communicate efficiently, sustainably, and safely.

We earn and preserve their trust by treating them with honesty and integrity and in a professional, courteous manner. We deliver what we promise. We do not provide goods or services that customers did not authorize.

Sometimes our customers are our competitors and suppliers as well. In those situations, we serve them in the same professional manner we would extend to any customer.

## We comply with regulations that apply to government customers.

Doing business with certain government entities requires adhering to strict and sometimes unique regulations. We are well trained about these rules, and we follow these regulations in our interaction with the government. We are committed to this enhanced level of diligence for these governmental customers. We follow instructions to seek advice immediately from our internal experts whenever we are in doubt about any activity. In particular, dealing with schools, libraries, and rural health care providers imposes strict rules that require special training prior to any activity and require constant diligence.

## We guard the privacy of our customers' communications.

We protect the privacy of our customers' communications. Not only do our customers demand this, but the law requires it. Consistent with this principle, although we comply with government requests for customer communications, we do so only to the extent required by law. Maintaining the confidentiality of communications is, and always has been, a crucial part of our business.

## We protect the information about our customers that they entrust to us.

AT&T possesses sensitive, detailed information about our customers, who rely on AT&T to safeguard that information. Laws and regulations tell us how to treat such data. Any inappropriate use of confidential customer information violates our customers' trust and may also violate a law or regulation. Preserving our customers' trust by safeguarding their private data is essential to our reputation.

# Our Commitment to Our Communities

## We support community activities.

Everywhere we do business we try to participate in activities to make our communities better places to live, work, and grow. We strengthen our communities by providing good jobs, donating our time and talents, supporting underserved populations, and promoting education programs that create economic opportunity. Our own success can foster a better quality of life for others.

## We support political involvement.

AT&T encourages us to participate in the political process. We vote, volunteer our time, contribute to the candidates we individually support, and hold political office. Because of laws governing the election process, we conduct personal political activities on our own time and with our own resources. We comply with pertinent campaign laws.

## We communicate honestly.

When questions arise about our business, whether from the news media or others, we provide answers to the public that are prompt and honest. These responses come through our senior leadership or through others who are authorized to speak to the public on AT&T's behalf. When we release information about the Company to the public, we do it fairly and impartially, without favoring any individual or group.

## We must be responsible for the environment.

We are committed to operate and to provide products and services in an environmentally responsible and sustainable manner. We keep up-to-date on laws, regulations, and practices related to the environment that are pertinent to our business. We comply with those legal and Company requirements. We report environmental concerns or issues through the appropriate Company channels.

We strive to minimize our environmental impact in ways that are relevant to our business and important to the communities we serve. By harnessing the scale of our network to deliver more sustainable solutions, we connect people and businesses seamlessly. That increases efficiency, supports environmental sustainability, and strengthens our connection to the world we all share. We are committed to taking meaningful steps to become more resource-efficient and to engage our employees and suppliers in helping us minimize our effect on the environment.

# Our Commitment to Others

## We maintain integrity in our financial reporting and business records.

For the sake of our shareholders, creditors, and others, we strive to generate reliable financial reporting and business records. We are committed to full, fair, timely, accurate, and understandable disclosure in the reports and documents we file or submit to the U. S. Securities and Exchange Commission and regulators around the globe. We prepare our business records and financial reports with integrity and honesty, whether they are externally reported or used internally to oversee the Company's operations. We report concerns about financial, accounting, and auditing matters, as well as issues regarding business records, through the appropriate Company channels, which are described on "The Code" tab.

## We do not engage in insider trading.

We must keep inside information confidential. Inside information is non-public information which is either owned by AT&T or another person or entity. It may be known by some people, but not yet generally known by the public. Examples include information about AT&T's financial position, future products, or plans. It can be valuable to others, inside and outside AT&T. Use of inside information for personal gain could result in jail time, fines, or both. If we have inside information obtained through our positions at AT&T – the information may relate to AT&T, or to a supplier, customer, or competitor – we may not use that information to trade in securities of the relevant company nor may we provide the information to others. The laws extend even to inside information we gain accidentally through our positions and apply to members of our families. We ask for advice on this issue from our Legal Department if we are in doubt about whether we possess inside information.

# Our Commitment to Others (continued)

## We support fair competition and comply with the antitrust laws.

AT&T succeeds in the marketplace by competing aggressively but fairly. Our products and services stand on their own merits. We do not misrepresent the characteristics of our products and services, and we do not deceive our customers or engage in any other unfair practices.

AT&T does not seek to eliminate or reduce competition through any illegal agreement with competitors. For example, AT&T will not agree with a competitor on the prices that AT&T or the competitor will charge, the customers that AT&T or the competitor will serve, or the services that AT&T or the competitor will offer. In fact, all of these are topics that should not be discussed at all with a competitor.

Because our dealings with competitors are subject to particular scrutiny, we consult with our Legal Department before any contact with a competitor, and we do not enter into an agreement with a competitor unless the agreement has been cleared in advance by the Legal Department.

The Legal Department is ready to help us whenever we have questions about these complex issues. If we are in doubt about what is permitted under the antitrust laws, we seek advice from the Legal Department.

## We do not make improper payments.

We follow ethical business practices throughout the world in our dealings with public officials, other companies, and private citizens. We do not seek to influence them, directly, indirectly, or through a third party, through the payment of bribes or kickbacks or any other unethical payment. Such activity erodes our integrity and, in most cases, violates the law. We strive to avoid even the appearance of improper influence. In particular, we are extra vigilant when dealing with government officials.

# Our Commitment to the Code

## We respect the Code, and apply it to our work every day.

As AT&T employees, we are part of a long tradition of employees who have conducted themselves in an ethical manner that reflects positively on the Company. We focus on doing the right thing – upholding our shared commitment to complying with laws, regulations, and internal policies. Each employee is responsible for being familiar with the information in this Code and for following the Code and the Company's policies and guidelines. We understand that violations may result in discipline, up to and including termination of employment.

We know that no one has the authority to direct any employee to violate the law, this Code, or AT&T's policies.

This Code applies to all employees of AT&T around the world.

## We cooperate with investigations to uphold the Code.

AT&T investigates possible violations of the law and this Code, as well as important Company policies and any other behavior that we believe could harm the Company's reputation. We cooperate fully with the Company's investigations in order to protect all the commitments we have made in this Code.

## We know our reporting rights and responsibilities.

We report when we observe a violation, or what reasonably appears to be a violation, of the law, this Code, or Company policies and guidelines. We use these reporting rights responsibly, without intending to harass others or to report trivial matters. We do not knowingly and willfully make false, fictitious statements or representations. We can raise questions or concerns or make a report to our supervisors, any manager, Human Resources, Corporate Compliance, Asset Protection, Corporate Ethics, or the Legal Department.

If reporting to our supervisors or the resources above is uncomfortable, employees may make confidential and anonymous reports of suspected or actual violations of AT&T's Code of Business Conduct or other Company Policies using the existing reporting resources as outlined below:

Employees in the U.S. can report to the AT&T Hotline, **1-888-871-2622**. In addition to the Hotline, those in the U.S. may report HR related matters such as EEO, discrimination, and employee relations issues via the AT&T Web Reporting Site (https://www.tnwgrc.com/att/).

AT&T employees outside the U.S. may contact Human Resources or Asset Protection representatives directly, as appropriate. AT&T Mexico employees can call 01 800 212 5575 or report online.

DTV employees outside the U.S. may contact the EthicsPoint resource.

In addition, if we have accounting or auditing concerns, we can find information on how to report at: **AT&T Investor Relations**

# Our Commitment to the Code (continued)

## We do not retaliate.

AT&T does not tolerate retaliation against those who report suspected violations. Retaliation must be reported immediately so that the Company can investigate promptly and take appropriate action.

## We know where to find additional guidance.

We can find more detailed information to help foster an ethical environment on the **AT&T Policies and Guidelines Web Site**, or on the International OneStop Web Site (depending on our location) which are available on the AT&T intranet. The sites contain links to many Company policies, guidelines, procedures, and other information.

**Exhibit D**


Affirmative
Action
Policy
Effective Date: 8/1/2016
MOBILIZING
YOUR
WORLD

**AFFIRMATIVE ACTION POLICY**

41 CFR §§ 60-300.44(a), 60-741.44(a)

It is AT&T's policy not to discriminate against any employee or applicant for employment because of race, color, religion, national origin, age, sex, sexual orientation, gender identity and expression, pregnancy, genetic information, marital status, citizenship status, physical or mental disability, or protected veteran status, or any other characteristic protected by applicable law with regard to any position for which the employee or applicant for employment is qualified. The Company takes affirmative action to employ, advance in employment and otherwise treat qualified minorities, women, individuals with disabilities, and protected veterans (disabled veterans, recently separated veterans, Armed Forces service medal veterans, or active duty wartime or campaign badge veterans) without regard to their protected class status, in all employment practices, terms, conditions, and privileges of employment. All personnel actions are administered without regard to protected class status and all employment decisions are based only on valid job requirements.

Employees and applicants shall not be subjected to harassment, intimidation, threats, coercion, or discrimination because they have engaged in or may engage in (1) filing a complaint; (2) assisting or participating in an investigation, compliance review, hearing, or any other activity related to the administration of Section 503 of the Rehabilitation Act of 1973, as amended (Section 503), the affirmative action provisions of the Vietnam Era Veterans' Readjustment Assistance Act of 1974, as amended (VEVRAA), or any other Federal, state or local law requiring equal opportunity for individuals with disabilities or protected veterans; (3) opposing any act or practice made unlawful by Section 503 or VEVRAA and their implementing regulations, or any other Federal, state or local law requiring equal opportunity for individuals with disabilities or protected veterans, or (4) exercising any other right protected by Section 503 or VEVRAA or their implementing regulations.

In carrying out its affirmative action program, the Company shall make reasonable accommodation to the known physical or mental limitations of an otherwise qualified employee or applicant for employment with a disability, unless the accommodation would impose undue hardship on the operation of our business.

AT&T's Chairman and Chief Executive Officer, fully supports the Company's affirmative action program and its equal opportunity and affirmative action policies. Overall responsibility for the implementation and auditing of the program and these policies has been delegated to Cynthia Marshall, Senior Vice President – Human Resources & Chief Diversity Officer, 208 S. Akard, Dallas, Tx.

The non-confidential portions of the affirmative action program for individuals with disabilities and protected veterans shall be available for inspection upon request by any employee or applicant for employment by submitting a request to aaoffice@att.com.

Exhibit E

Diversity
& Inclusion
2015 Annual
Report

# AT&T

## Few companies can make the following claim – but in the case of AT&T, the ampersand truly is our middle name.

Inclusion & innovation. Empowerment & agility. Diversity & discovery. The power of & represents the integrated talents and unbridled possibilities of a workforce in which *Every Voice Matters*. It's a symbol of inclusion that defines our company as one that invites and celebrates a healthy mix of perspectives, skills and ambitions. We know that leveraging the ideas and talents of a broad group of people is at the heart of our innovation. And the greater our diversity and inclusive culture, the greater our potential to make a difference. Discover how the power of & is mobilizing a world that works for people.

# Table of contents

# A message from our Chairman & CEO



Randall Stephenson

The more AT&T changes, the more important diversity and inclusion become to our success. Today, that's truer than ever as we invest to become the premier integrated communications company in the world.

Diversity fosters big ideas, fresh perspectives and bold leadership. It plays an essential role in innovation, even as it helps us play a more vital role in our communities. That's why we work so hard to recruit and develop diverse talent at all levels of our company. This commitment started with our founding 140 years ago, and it's grown only stronger since then.

Our performance in this area is well-recognized. Last year, DiversityInc ranked us No. 7 on its list of Top 50 companies for diversity. It also ranked us No. 1 on its Top 10 companies list for supplier diversity. And, DiversityMBA named us No. 1 in its annual ranking of Best Places for Women & Diverse Managers to Work.

We're proud of this recognition, and we will never let up on our efforts to build a workforce and culture that are even more diverse and inclusive. This annual report captures some of our achievements, both inside our company and out in the communities we serve. Thank you for reviewing it.

# A message from our Chief Diversity Officer



Cynt Marshall

Welcome to our Diversity & Inclusion Annual Report! In these pages, we explore and celebrate our company's commitment to diversity and showcase the amazing power of a simple belief: *Every Voice Matters*.

Practiced with unwavering passion and commitment, diversity and inclusion make all the difference – for our shareowners, customers, partners and employees.

As Chief Diversity Officer, I marvel at how my company continually raises the bar on what's possible when an organization truly believes in the value of every individual. One of our core values is Unleash Our Human Potential. That's what we strive to do every day, and the results are unbelievable!

No single event better captures the spirit and impact of our commitment to diversity and inclusion than our annual National Employee Resource Group Conference. Imagine 1,500 employees from around the country coming together at their own expense to celebrate, engage and grow together. It's the most inspiring two days of the year – hands down – which is why our Chairman and more than 100 AT&T leaders are there, year after year.

In 2015, we were especially proud to welcome our new DIRECTV, Iusacell and Nextel Mexico teammates. They are incredible, and we are lucky to have them on our team.

While there are countless ways to measure a company's commitment to diversity and inclusion, we believe the best measure by far is what employees actually experience. Our 272,000 employees say we mean it: Once again, they scored AT&T highest for our diversity efforts on our biannual Employment Engagement Survey: 90 percent positive!

I sincerely hope this report captures the spirit and impact of our commitment to all that makes each of us unique – and I thank you for caring.







## Diversity encompasses more than just a mix of ages, cultures or genders among employees.

# &

A true commitment to diversity and inclusion extends beyond the workplace to meeting the needs of customers from countless backgrounds, geographic areas and lifestyles; open-minded collaboration with suppliers with wide-ranging skill sets and experience; and proactive support of, and communication with, local communities and special-interest groups.



# Over 45 years of intentional diversity

**1969:** Community NETwork of African American employees founded

**1987:** The Lesbian, Gay, Bisexual, Transgender (LGBT) and Allies Organization of AT&T founded

**2014:** >50 Employee Resource Group founded

**2009:** First AT&T National Employee Resource Group Conference

**2008:** Chief Diversity Officer position created

1965 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015

**1968:** AT&T creates its Supplier Diversity Program

**1972:** Women of AT&T founded

**1988:** The Hispanic/Latino Employee Association of AT&T founded

**2007:** Randall Stephenson named Chairman & CEO

**2012:** First Employee Resource Group Leadership Academy

**2013:** AT&T begins Diversity & Inclusion Ambassador certifications

**2015:** Asia Pacific Women's Organization and Mujeres en acción Employee Networks launched

# Employees & our supportive culture


Ricardo

# Employees & our supportive culture

At AT&T, our employees include men and women of all ages with wide-ranging perspectives, physical and mental abilities, experiences and outlooks.

We recognize and respect all differences – culture, national origin, race, religion, sexual orientation and more – and believe that by properly harnessing and leveraging our differences, as well as our similarities, we are better able to serve our customers, achieve our business goals and remain an employer of choice.

We grew our company geographically in 2015 by adding operations in Mexico and Latin America. We also expanded our business from a functional perspective by adding new video and programming capabilities. And we began the critical work of blending organizational cultures following these mergers, ensuring our diversity and inclusion values continue to serve as a foundation for our newly evolved company. Providing an effortless customer experience remains a top priority at AT&T, and it all starts with our people.

We attract talent that aligns with our values and priorities through job fairs and conferences as well as social media and webinars. We also partner with many colleges and universities, network through grassroots and professional organizations and local governments, and spearhead outreach programs.

Once on board, our employees are encouraged to take advantage of our diverse programs, tools and resources for networking, continuing education, personal fulfillment and career development.

Every member of the AT&T family is unique. And each one has skills, experiences, questions and insights that contribute to what we are – and what we can become.

Our workforce

272,000 employees worldwide

57 countries

# Employee diversity at a glance

**105,000+** AT&T employee group memberships

OF THE AT&T WORKFORCE

**33%** ARE WOMEN

**42%** ARE PEOPLE OF COLOR

**15,000+** Employee Network Memberships in over **25** countries

**18,228** women at AT&T work in STEM jobs

**10,788*** employees are veterans

AT&T hosts over **670** college interns in an average summer

MORE THAN **2,900*** employees with disabilities work for AT&T

AT&T employees are the proud parents of **109,775** CHILDREN under the age of 13

AGES OF THE AT&T WORKFORCE

**30%** BABY BOOMERS

**43%** GENERATION X

**26%** MILLENNIALS

**1%** GENERATION Z

Data as of December 31, 2015. *Voluntary self-identified.

# 2015 employee demographics

| U.S. EMPLOYEES | FRONTLINE | | MANAGEMENT | | TOTAL | |
|---|---|---|---|---|---|---|
| FEMALE | 31.1% | 39,419 | 36.3% | 35,115 | 33.3% | 74,534 |
| MALE | 68.9% | 87,405 | 63.7% | 61,701 | 66.7% | 149,106 |

| U.S. EMPLOYEES | WHITE | BLACK | HISPANIC | ASIAN | NATIVE AMERICANS | OTHER | TWO RACES OR MORE | TOTAL PERSONS OF COLOR |
|---|---|---|---|---|---|---|---|---|
| FRONTLINE | 52.2% 65,095 | 23.2% 28,921 | 17.7% 22,069 | 3.9% 4,873 | 0.7% 848 | 1.7% 2,203 | 2.3% 2,815 | 48.7% 61,729 |
| MANAGEMENT | 64.5% 62,186 | 14.5% 13,937 | 10.3% 9,964 | 9.1% 8,801 | 0.5% 505 | 0.4% 369 | 1.1% 1,054 | 35.8% 34,630 |
| TOTAL | 57.6% 127,281 | 19.4% 42,858 | 14.5% 32,033 | 6.2% 13,674 | 0.6% 1,353 | 1.2% 2,572 | 1.8% 3,869 | 43.1% 96,359 |

# Our employee groups


2013
64,000
2014
94,000
2015
105,000

Employee group membership*


2013
208,000
2014
302,000
2015
362,000

Employee group volunteer hours

*Numbers include members of multiple groups.

Employee Resource Groups (ERGs) continued to grow in 2015. Our 12 ERGs and nine Employee Networks (ENs)† achieved over 120,000 combined memberships by the end of the year. Together, these groups play a key role in connecting us to the world around us and making a positive difference in people's lives within our company and across the globe.

Our 12 ERGs are nonprofit groups that provide support, advocacy, education, mentoring and more to groups representing a range of cultural populations, women, generations, military veterans, individuals with disabilities and members of the LGBT community. In 2015, we welcomed six ERGs from DTV that represented similar populations and began to integrate them into our AT&T structure. By the end of 2015, one of the six ERGs – AT&T Veterans - had successfully integrated into one organization.

With the launch of Mujeres en acción AT&T (Women in Action) and the AT&T Asia Pacific Women's Organization, we now have nine ENs (six international, three domestic) that are also open to all employees. Organized around cross-functional diversity and usually focused on specific business or professional development issues, they are created and managed by employees but are not formal nonprofit organizations.

†See Appendix A and B for detailed descriptions of our employee groups.

# Our Employee Resource Groups

### APCA
Asian Pacific Islanders for Professional & Community Advancement

### AT&T Veterans

### Community NETwork
African American Telecommunication Professionals of AT&T

### FACES
Filipino-American Communications Employees of AT&T

### HACEMOS
The Hispanic/Latino Employee Association of AT&T

### ICAE
The Inter-Tribal Council of AT&T Employees

### IDEAL
Individuals with Disabilities Enabling Advocacy Link

### LEAGUE at AT&T
The Lesbian, Gay, Bisexual, Transgender (LGBT) and Allies Organization of AT&T

### OASiS
The Organization of Asian Indians at AT&T

### oxyGEN
Young Professionals of AT&T

### >50
AT&T Professionals Over 50

### Women of AT&T

# Our Employee Networks

AT&T Asia Pacific Women's Organization

AT&T EMEA Women's Network

AT&T Women of Finance

AT&T Women of Technology

Business Professionals

Mujeres en acción AT&T

Parents @ Work

Project Management Network

TOGETHER
AT&T Most of World LGBT and Allies Employee Network

# AT&T National Employee Resource Group Conference

Our seventh annual National ERG Conference – LEAD 2020 – was a great success. With keynote speeches and workshops that explored topics like “Living Your Brand,” “Mobilizing Your World,” ”Evolving Your Personal Leadership” and “Leading With Integrity,” attendees left with a huge toolkit of ways to take a leadership role in shaping our transformation. The conference, attended in person by nearly 1,500 employees and more than 100 officers and senior managers, was also experienced remotely by an additional 2,000 webcast viewers.









During the second day of the conference, we held our second “Day of Service” during which more than 500 ERG members volunteered with several organizations, including the American Heart Association’s Heart Walk, the American Red Cross, Hooves for Heroes, Little Dresses for Africa and VNA Meals on Wheels.





# ERG in Action Awards


DATE 9/11/2015
OASiS-Texas
$5,000 00
Five-thousand and 00/100
DOLLARS

Each year, we recognize six ERG initiatives for making a difference to our company, our employees and/or our communities. In 2015, the company selected three national winners and three local winners from 52 initiatives nominated for their notable impact and results.

## National winners

| | |
|---|---|
| OASiS (The Organization of Asian Indians at AT&T) | "Bridge the Gap"<br>Outreach program that leveraged senior leaders to increase AT&T brand awareness in the Asian Indian community; drove a 22 percent increase in those willing to promote AT&T products and services |
| Women of AT&T | "Girls in Future Technologies"<br>Multi-city program that encouraged and empowered over 300 teen girls to pursue science and technology fields of study for future career options |
| oxyGEN (Young Professionals of AT&T) | "iPIVOT Professional Development Series"<br>Engaged over 5,000 employees across all business units in a learning series that helped them begin their own up-skilling journey to support the Chairman's Retool Our People initiative |

## Local winners

| | |
|---|---|
| OASiS Texas | "IDEA Contest"<br>Involved 2,000 students (who submitted 250 proposals) in a contest that encouraged them to use their STEM knowledge, ingenuity and creativity to create an original mobile app for everyday use |
| Women of AT&T Bay Area | "STEM Education Initiatives"<br>A comprehensive STEM program for girls, including programs like "See Your Voice," "When I Grow Up" and "Hour of Code" sessions with AT&T employees |
| Women of AT&T Atlanta | "STEM for Youth and Women"<br>Implemented STEM–focused programs throughout the year, raising $15,000 to hold the events, and reaching 2,500 young people in the local community |

# ERG Leadership Academies and D&I Councils

## ERG Leadership Academies

AT&T ERG Leadership Academies are two-day, leader-led sessions designed to help participants more fully develop their leadership skill sets and talents. National ERG presidents nominate their top ERG officers to attend one of the academies. The curriculum includes competency and work-style assessments, development courses for building high-performing teams, conflict resolution and creation of meaningful value propositions. Attendees also participate in breakout sessions to build critical relationships across ERGs, share best practices and meet with our officers and senior managers in informal settings. To date, more than 1,000 ERG leaders have benefited from our ERG Leadership Academies. In 2015, the academies trained 212 ERG officers in five sessions across six regions.

## Diversity & Inclusion Councils

Our inclusive culture is driven by key stakeholders across the business who believe in the business value and personal significance of our diversity and inclusion strategy. The Chairman and his direct reports are all accountable for driving the strategy within their business units. We also have several committees whose mission is to advance the goals and principles of inclusion, such as our Senior Executive Diversity Council made up of senior officers who meet quarterly. Additional support comes from our Chief Diversity Officer's Forum, which consists of leaders from each business unit, and a Diversity Expert Team, which draws upon the insights of team members from various parts of the business during monthly meetings.

*Employee Resource Groups*

*Our inclusive culture is driven by key stakeholders across the business who believe in the business value and personal significance of our diversity and inclusion strategy.*

### ERG Leadership Academy Curriculum

**LEADERSHIP MODULES**

- Extraordinary Leader Model
- Myers-Briggs and Leading

**ERG EFFECTIVENESS MODELS**

- High Functioning Team
- Strategic Planning
- Managing Conflict
- Communication Strategy

# Hiring the best to provide the best

*The talented individuals who make up our team worldwide are recruited from many education and career fields. We look for candidates who can adapt and pivot quickly, in addition to having the skills for the position to which they apply. We hire based on the potential and character of the person, not simply the skill set he or she brings to the table. And we recruit in a wide range of venues to ensure we reach a diverse talent pool.*



## Gender and Ethnic Diversity

We take great pride in the recognition we receive for leadership and outreach efforts among women and ethnic professionals – because with each award and accolade, our story of diversity and inclusion gains an even greater audience. In 2015, our company and employees were honored with awards at the Asia Society's Diversity Leadership Forum and Awards Ceremony, the Asian MBA Leadership & Career Conference, the Black Enterprise 40 Best Companies for Diversity Luncheon and the Black Engineer of the Year Award STEM Conference. In addition, our Chief Diversity Officer was named among the Most Powerful Women in Corporate America and among the Top Executives for Diversity at the Black Enterprise Women of Power Summit.

We also focused heavily on gender and ethnic diversity in our college recruiting initiatives last year, including 77 women's events, 50 African-American events and 37 Hispanic events. From speaking engagements, presentations and tours at state universities to national conferences focusing on diversity and leadership, our company continued to increase awareness of AT&T as an inclusive workplace where careers are made.

## LGBT

In 2015, we sponsored a number of events geared toward lesbian, gay, bisexual and transgender (LGBT) professionals, including the Out & Equal Workplace Summit, where we recruited attendees and shared information about the inclusive culture and extensive benefits, policies and programs of AT&T. We also sponsored and staffed the AT&T Career Pavilion at the Out & Equal Workplace Summit, where our recruiters provided attendees with one-on-one career advice and resume reviews. In addition, we collaborated with AT&T Foundation partners to support and mentor local LGBT youth on topics ranging from general life skills to entering the workforce. Other sponsored events included the Human Rights Campaign National Dinner and the Gay, Lesbian and Straight Education Network Respect Awards.

## Military

In 2013, we committed to hire 10,000 veterans by 2018 – and we're pleased to report that we successfully completed that mission two years ahead of target. We continued to host our Veteran Talent Exchange website to facilitate opportunities among all members of the Veteran Jobs Mission, while our Military Spouse Talent Attraction site promotes careers in military families. We also hosted "Make AT&T Your Next Duty Station" – a hiring initiative we bring on base – in which service members who would like to be technicians after their transition can apply, test, interview and potentially receive a contingent job offer (anywhere we are hiring technicians) prior to the end of their contract. In 2015, AT&T and Udacity supported veterans seeking to expand their skills by awarding 20 nanodegree scholarships to Dallas County Community College District student veterans who expressed a passion for pursuing technology-based education.

## Individuals With Disabilities

We recruit and support individuals with disabilities through our sponsorships and attendance at a number of career events and conferences. For more than a decade, we've attended Career Opportunities for Students with Disabilities (COSD). We also participated in the Dallas Mayor's EmployAbility Career Fair, the annual International Technology & Persons with Disability Conference, and the Think Beyond the Label Career Fair.

## Native American

In 2015, we attended the American Indian Science and Engineering Society's National Conference in partnership with ICAE (Inter-Tribal Council of AT&T Employees) to recruit student talent in STEM occupations. We also coordinated with the American Indian College Fund to recruit for summer interns across the 37 tribal colleges. Importantly, we also took steps to ensure that our orientation processes and work experiences address the cultural needs of Native American new hires.



# Communities & our active engagement



# Communities & our active engagement

*Our connection to communities is more than geographic.*

By providing volunteer support to special-interest groups, our employees build relationships, identify needs and tap into the talents and skills of an ever-expanding network of influencers, collaborators and potential coworkers.

Our Employee Resource Groups and Employee Networks are powerful channels that help us connect with the diverse communities we serve. They help us identify valuable business partners, build strong partnerships with multicultural organizations and recruit top talent – particularly in minority communities. In 2015, our ERG members contributed 362,224 volunteer hours to their causes, and our EN members contributed 11,805.

Our communities

$350 Million

AT&T Aspire

Commitment to help improve college and career readiness

$156.6 Million in corporate, employee & foundation giving

4,500+ Presidential Volunteer Award winners

# Fighting hunger together

*In August, all 12 of our ERG chapters in Dallas joined forces to support the North Texas Food Bank.*

Members sorted canned goods and other nonperishables to help fight hunger in the Dallas-Fort Worth area. Our ERGs often partner on causes that address the company's top priorities and benefit thousands of people in our communities.





# Customers & our attention to their needs

# Customers & our attention to their needs

*AT&T strives not only to reach, but authentically connect with the increasingly diverse population.*

We connect through an integrated program of direct mail, email, radio, TV, online, mobile, social media and retail point-of-purchase marketing that is culturally relevant and in-language when and where appropriate.

Our call centers provide customer support in more than 160 languages, and we engage in sponsorships that matter to our diverse consumer community.

Hispanics, Asians and African-Americans comprise nearly 40 percent of the U.S. population and are expected to drive 98 percent of the nation's growth over the next 15 years. To ensure that our customers have a retail experience that is culturally relevant, we have redesigned our stores in areas of intense Hispanic traffic and in Asian markets.

## Our customers

**160+**
Languages spoken

**788**
Bilingual retail stores with either a Hispanic or Asian focus

**7,254**
Projects have been reviewed to ensure accessibility

# Reaching out to every community

*Our global presence demands a marketing approach that sparks meaningful connections with the diverse communities we serve and represent. Of the many customer outreach initiatives we launched during the year, the ones that follow represent a vibrant cross-section of culture and identity.*


AT&T
28
DAYS
Elements of Change
In honor of the African-American trailblazers who help shape American history, AT&T celebrates the people, movements and tools empowering positive change.
About 28 Days

Visit the site

## *28 Days*: A Celebration of Black History Month

Now in its seventh year, our campaign known as 28 Days took an all-digital approach to Black History Month. The campaign honored 10 African-American game changers whose accomplishments represent various categories of AT&T The Bridge – the website where urban culture meets technology. The digital campaign not only told the stories of these influencers through visually rich, sharable articles, but it also involved quizzes and other interactive elements to engage and inspire the audience.

Total impressions: **176.6 million** through print and digital media

*One of the most-viewed 28 Days articles featured five black women who've accomplished exciting "firsts" in recent years – like Sophia Danenberg, who, in 2006, became the first black woman to climb Mount Everest.*


AT&T
Live
proud

Visit the site

## *Live Proud:* LGBT Social Engagement

Our Live Proud campaign invited the LGBT community to share how they live proud every day by being themselves. The social campaign ran for 10 weeks and invited participation on the AT&T Live Proud Facebook app. Consumers were encouraged to submit a video of themselves telling the world about how they live proud in their lives and professions — which sparked engagements and contributed to a successful campaign that outperformed the majority of our goals.

Engagement rate: **235% of goal**

Total site engagements: **167% of goal**

Earned media impressions: **102% of goal**

Video submissions: **102% of goal**

Website/video shares: **153% of goal**



## *Feel the Music:* In the Groove With the Deaf Community

Feel the Music was an innovative social project that invited the deaf and hard-of-hearing community to share in the love of music by expanding access to musical experiences. The campaign leveraged internal and external synergies, including a partnership with the Deaf Professional Arts Network, to create a sign-singing American Sign Language music video to the song "Different Colors" by the band Walk the Moon. Consumers were encouraged to submit their own ASL music video to the song for a chance to win a VIP experience with the band — resulting in positive vibes from participants and media channels alike.

Earned impressions: **52.8 million** through print and digital media

**22+ articles** with 100% positive tonality in coverage


FEDERACION MEXICANA
DE FUTBOL ASOC., A.C.

## *Mexican National Team Sponsorship:* Connecting With Hispanic Markets

In a move to enhance brand awareness in Hispanic markets, we sponsored the Mexican National Soccer Team. Sponsorships encompassed 14 unique events, including matches and retail activities, and generated powerful results that exceeded campaign objectives.

Broadcast viewership: **28 million**

Social media impressions: **36 million**

Game attendance: **400,000+**

Consumer engagement: **11,000**



## *A Festival of Family and Friends:* Ringing In the Lunar New Year

A series of Lunar New Year events took place for nine days, in two markets: San Francisco and Los Angeles. By orchestrating events centered around activities that families and friends could do together using technology, and taking steps to market and engage with prospective attendees in three languages, we created an atmosphere of interactive excitement that strengthened our brand presence among a broad range of Asian communities in both markets.

Media impressions: **15.3 million**

Earned PR impressions: **8.1 million**

1:1 engagement: **36,100 total, 4,011/day** (159% over 2014 events)



# Suppliers & our commitment to collaboration

# Suppliers & our commitment to collaboration

*Our suppliers contribute unique skills and fresh ideas to what we offer, and play a vital role in delivering the services, value and innovation necessary to serve our customers.*

We value the diverse insights and experiences of our supplier network, and we back that up with continual outreach to an ever-expanding network of collaborators and vendors. Since 1968, we've connected certified diverse minority-, women- and disabled veteran-owned businesses with opportunities to provide products and services to AT&T around the world.

For the past four years, we have exceeded our goal of allocating at least 21.5 percent of our procurement spend to diverse suppliers.

Through our Prime Supplier program, our suppliers must meet diversity goals. Since 1989, the AT&T Prime Supplier program has been instrumental in helping our prime suppliers increase the use of minority-, women- and disabled veteran-owned businesses in their supply chain.

And our Meet the Prime Matchmaker program enables targeted prime suppliers in strategic and emerging markets to engage in one-on-one interviews with qualified diverse suppliers.

Additionally, we developed the Virtual Matchmaking On Demand tool to enable Prime Suppliers to be matched with diversity suppliers for subcontracting opportunities on an immediate basis. All current and prospective diversity suppliers will register on this new tool, and based on their capabilities, they will be matched with our Prime Suppliers for subcontracting opportunities.


2013
24%
2014
28%
2015
24%

Our support of diverse suppliers

Our suppliers

$13.7 Billion
Total supplier diversity spend

24%
DIVERSE SUPPLIER SPEND PERCENTAGE

Ranked
No.1
by DiversityInc

# Supplier diversity awards

## National awards:

### Top 35 Companies for Supplier Diversity
Black Enterprise Magazine

### America's Top Organizations for Multicultural Business Opportunities
DiversityBusiness.com

### Top 10 Companies for Supplier Diversity – Ranked #1 for the second consecutive year
DiversityInc

### Company of the Year, Best Places for Supplier Diversity
DiversityMBA

### 2015 Military-Friendly Supplier Diversity Programs
National Veteran-Owned Business Association

### Top Corporation for Women's Business Enterprises – 17th year in a row
Women's Business Enterprise National Council

### 2015 WE USA Corporation of the Year
WE Magazine

## Local awards:

### Corporation of the Year
Georgia Minority Supplier Diversity Council

### 2015 President's Award
Georgia Minority Supplier Diversity Council

### Crystal Award
Georgia Minority Supplier Diversity Council

### Regional Corporation of the Year
Northwest Mountain Minority Supplier Development Council

### Corporate Champion
Women Presidents' Education Organization

# Diversity & inclusion national awards

Our company's 140-year history of innovation is a story about people from all walks of life coming together to connect others with their world, everywhere they live and work. It is our diverse, inclusive culture that welcomes all points of view and makes us who we are: a great place to work, a desired business partner and a committed member of the communities we serve. We are honored by the recognition we've received from industry experts, analysts, the media and our peers for our innovative products and services – and our commitment to employees and the communities in which we live, work, and play.

100+ Awards
For diversity & inclusion at AT&T

Top 50 Companies
2015 NATIONAL ASSOCIATION FOR FEMALE EXECUTIVES

Best Employer
FOR ASIAN PACIFIC AMERICANS
ASIA PACIFIC

Best Practices Company 2015

#1 For Supplier Diversity
DIVERSITYINC

Top 50 Employer
Careers & the disABLED magazine

Perfect score 11 years in a row
HUMAN RIGHTS CAMPAIGN (LGBT EQUALITY) – CORPORATE EQUALITY INDEX

100% SCORE
DISABILITY EQUALITY INDEX
US BUSINESS LEADERSHIP NETWORK

2015 Best Companies for Diversity
BLACK ENTERPRISE MAGAZINE

TOP 50 Best Companies for Diversity
DIVERSITYINC

#2 50 Best Companies of the Year
LATINA STYLE

Top 10 ERG for HACEMOS

#1 FOR DIVERSITY LEADERSHIP
DiversityMBA
50 OUT FRONT

MILITARY TIMES
Best for Vets: Employers

95% Hispanic Association on Corporate Responsibility
CORPORATE INCLUSION INDEX

## AT&T isn't simply a communications company. We use technology to help people make connections and stay connected.

That dynamic is what defines us. It's people who drive what we do and define who we are – and how we deliver. We are a global community of diverse people. The integration of new team members from DIRECTV, Iusacell and Nextel Mexico in 2015 made us an even stronger company. The one unifying factor that brings together such a broad range of people is that here at AT&T, *Every Voice Matters* and is heard. Our spirit of inclusion and innovation will continue to mobilize our world.

# Appendix

# Appendix A: 2015 AT&T Employee Resource Group milestones

In 2015, AT&T supported 12 Employee Resource Groups with more than 105,000 memberships.

## >50

ABOUT:

- Founded in fall 2014
- Over 4,700 members
- 10 chapters

MISSION:

To engage an experienced and dedicated group of AT&T professionals who embody our company's commitments to workplace and community diversity and inclusion, professional development, technological leadership and growth

2015 INITIATIVES:

- ACT II: Develop and adopt educational programs that will equip members for the future
- "Work-Life >50": Reducing work stress by introducing AT&T employees who are caregivers to community organizations and educational resources
- "Workforce 2020": "Better together" initiative for preparing younger managers to lead an age-diverse workforce

## APCA (Asian Pacific Islanders for Professional & Community Advancement)

ABOUT:

- Founded in 2006, merging two organizations dating back to 1978 and 1987
- Over 8,150 members
- 15 chapters

MISSION:

Dedicated to creating alliances that enhance professional and leadership opportunities for members and their communities

2015 INITIATIVES:

- Launched the "Collaborate 2020" program – engaging 6,600+ members, 6,000+ additional employees and reaching 100,000 community members – to extend the Chairman's Retool Our People priority
- Awarded $120,000 in scholarships to 60 high school seniors, a 29% increase over 2014

## AT&T Veterans – Serving Those Who've Served Our Country

ABOUT:

- Founded in 1983
- Over 9,000 members – a majority did not serve but love our vets
- 40 chapters

MISSION:

To tirelessly serve our veterans, their families and those organizations and communities dedicated to serving our nation's veterans; to be the world's best corporate servant of veterans, their families and our community

2015 INITIATIVES:

- Contributed 25,000+ volunteer hours to over 10 active veteran-focused programs, including Carry the Load, American Corporate Partners and Vietnam Veterans Memorial Fund – programs that directly impact veterans and their families at both the national and local levels
- Partnered with American Corporate Partners (ACP) and provided 800+ mentors

## Community NETwork

ABOUT:

- Founded in 1969, our oldest ERG
- Over 11,500 members
- 38 chapters

MISSION:

Transforming our future by empowering our members and our community today

2015 INITIATIVES:

- Deployed the "Getting Fit" program, engaging more than 1,000 members, aligning with the Chairman's challenge
- Raised $111,000 for the United Negro College Fund and Community Network of African American Telecommunication Professionals National Scholarship
- Supported the Chairman's Retool Our People priority by supporting the Super Skills Saturday – Building Your Brand, Career Makeover, OneAtlanta and 2020 Preparedness programs with over 700 participants for the year

## FACES (Filipino American Communications Employees of AT&T)

ABOUT:

- Founded in 1985
- Over 2,594 members
- Eight chapters

MISSION:

To promote cultural awareness, diversity and inclusion, and personal and professional development through community involvement and support of AT&T business imperatives

2015 INITIATIVES:

- Awarded $15,000 in scholarships to eight students
- Established a new chapter in Atlanta that now has 228 members and is an important part of FACES' goal to have membership growth in collaboration zones, or employee growth areas
- Created a skills-development program with social media tie-in (#WAYS – Working to Advance Your Skills)

## HACEMOS (Hispanic/Latino Employee Association of AT&T)

ABOUT:

- Founded in 1988
- Over 10,400 members
- 39 chapters

MISSION:

To foster an environment where people support and encourage each other to succeed professionally, personally and in the community

2015 INITIATIVES:

- Awarded $195,000 in U.S. scholarships
- Held its 18th annual "High Technology Day" across 35 locations, reaching 2,300+ students
- Offered Mi Salud and Mesa en Español programs

## ICAE (Inter-Tribal Council of AT&T Employees)

ABOUT:

- Founded in 1996
- Over 2,500 members
- Seven councils

MISSION:

To establish a common-interest Native American organization committed to the cultural development, career advancement, education, understanding and the general well-being of all employees, more specifically Native Americans

2015 INITIATIVES:

- Awarded 27 scholarships to Native American undergraduates
- Provided a $5,000 grant for a life skills program at Murrow Indian Children's Home
- Helped support the National Gathering of American Indian Veterans (held by the Trickster Art Gallery) – assisting 300+ veterans

## IDEAL Disability Advocates

ABOUT:

- Founded in 1989
- Over 5,000 members
- Seven chapters

MISSION:

Dedicated to supporting individuals with disabilities within the community, the marketplace and the workplace

2015 INITIATIVES:

- Raised $26,000 and conducted outreach and programming for the Alzheimer's Association
- Puzzle Piece Employee Zone (support for autism-related issues)/PACT (Parents and Caregivers Together)
- Technology workshops and programming creation with CATO – Corporate Accessibility Technology Office
- #iCOUNT – on Diversity & Inclusion HR Committee, onboarding featured organization

## LEAGUE (Lesbian, Gay, Bisexual, Transgender and Allies Organization of AT&T)

ABOUT:

- Founded in 1987
- Over 5,600 members
- 30 chapters

MISSION:

To engage an experienced and dedicated group of AT&T professionals who embody our company's commitments to workplace and community diversity and inclusion, professional development, technological leadership and growth

2015 INITIATIVES:

- Established a National Ally Committee that conducted Straight for Equality 201, reaching 900+ employees, and provided recorded version of Straight for Equality 101, reaching 100 employees
- Provided leadership development with Women's Program involving 1,400 participants in three unique programs; 75 chapter leaders nationwide focused on increasing leadership skills
- Partnered with Diverse Markets and External Affairs to spearhead over 30 events with 3,000+ volunteer hours representing the AT&T brand and commitment to diversity

## OASiS (Organization of Asian Indians at AT&T)

ABOUT:

- Founded in 2000
- Over 6,000 members
- Seven chapters

MISSION:

To provide members with opportunities for self-development, professional enhancement, networking and support of the company's diversity and charitable goals

2015 INITIATIVES:

- National ERG in Action Award for "Bridge the Gap," creating AT&T brand awareness in the Asian Indian community and local markets at a national level; the company's overall Asian Indian NPS jumped 45 percent over the previous year
- Greater Dallas Asian American Chamber of Commerce Diversity Award
- ASPIRE ERG of the Year Award for the work of 600 volunteers who dedicated their time to helping students through various ASPIRE initiatives

## oxyGEN (Young Professionals at AT&T)

ABOUT:

- Founded in 2011
- Over 18,000 members, our second-largest ERG
- 24 chapters

MISSION:

To enhance understanding, increase retention, engage, encourage and develop leadership skills of AT&T employees through cross-generational programs, activities and resources

2015 INITIATIVES:

- Engaged over 7,000 employees through the iPivot program, enabling them to shift their skills as we move toward 2020
- Hosted four Change Agent Summits across the country, where employees worked on real-world business cases from executives in a hackathon format
- Awarded over $22,000 in scholarships

## Women of AT&T

ABOUT:

- Founded in 1972
- Over 25,000 members (women and men); our largest ERG
- 40 chapters + one at-large chapter

MISSION:

To connect and inspire members to achieve their personal and professional goals and to effect change in the community

2015 INITIATIVES:

- Named by the Association of ERGs & Councils as No. 18 out of the Top 25 U.S. ERGs/Diversity Councils
- Created #SHIFTFridays to lead employees through AT&T University's Technology Transformation Series and help them evolve their skills as AT&T continues the shift to a software-defined network
- Expanded the GIFT (Girls in Future Technologies) Day program, encouraging teen girls to consider higher education and careers in STEM fields
- Launched "Pillowcase Dresses for Little Girls in Africa," providing hand-stitched pillowcase garments for hundreds of children, in partnership with the Kenya Relief organization
- Awarded over $90,000 in scholarships

# Appendix B: 2015 Employee Network milestones

In 2015, AT&T supported nine Employee Networks with more than 15,000 memberships.

## AT&T Asia Pacific Women's Organization

ABOUT:

- Founded in 2015
- 284 members

MISSION:

To connect and inspire members to achieve their personal and professional goals and to effect change in the community

2015 INITIATIVES:

- Launched a book and the Buddy Group Program, bringing women together to network, share and support the community
- Recognized as a Most of World Asia Pacific Region AT&T Employee Network organization
- Took part in the Corporate Athlete Series – a series of calls centering around health, nutrition, fitness and energy

## AT&T EMEA Women's Network

ABOUT:

- Founded in 2013
- 450 members

MISSION:

To create a multinational networking forum for women in business

2015 INITIATIVES:

- Launched speakers' forums where leaders and subject-matter experts shared their insights about leadership, the path to 2020, social media and more
- Established multiple networking activities through "Coffee Randomiser" events and six mentoring circles that meet monthly to discuss timely business topics, with books and articles recommended by the AEWN book club
- Teamed up with colleagues to host a technology-focused Girls Day STEM event for 79 teenagers in Slovakia, the Czech Republic and the Netherlands

## AT&T Most of World LGBT and Allies Employee Network (TOGETHER)

ABOUT:

- Founded in 2013
- 183 members

MISSION:

To develop a supportive environment for lesbian, gay, bisexual and transgender employees and allies

2015 INITIATIVES:

- Organized "I'm Against Bullying" Most of World campaign on Spirit Day
- Partnered with AT&T EMEA Women's Network to conduct "Coffee Randomiser" event to build both ENs and strengthen both communities
- AT&T Czech Republic was named the bePROUD Employer of the Year

## AT&T Women of Finance

ABOUT:

- Founded in 2013
- 3,309 members

MISSION:

To encourage and facilitate the development of members interested in the discipline of finance through mentoring, education and networking

2015 INITIATIVES:

- Launched more than 30 mentoring circles for more than 370 mentees across the finance organization and other business units
- Hosted 16 "Branching Out" sessions in eight cities to help members meet the finance leadership team and grow their networks
- Held five education sessions to help members "Discover Their Passion," with average participation of 2,000 employees per session

## AT&T Women of Technology

ABOUT:

- Founded in 2014
- 3,317 members

MISSION:

Encourages and facilitates the recruitment, development, advancement and retention of women of science, technology, engineering and math by providing educational and networking opportunities

2015 INITIATIVES:

- Hosted speed-networking events in major cities
- Sponsored the Circle of Influence webcast with Cathy Southwick
- Sponsored the Women in Technology & Culture Change webcast with Jessica Lawrence
- Cosponsored Girl Scouts Coding, a coding camp for sixth- through eighth-grade Girl Scouts in North Texas
- Presented Advancing & Retaining Women in Technology with Catherine Ashcraft

## Business Professionals

ABOUT:

- Founded in 2013
- 90+ members

MISSION:

To contribute to the preparation of a world-class workforce within AT&T

2015 INITIATIVES:

- Hosted a project management panel discussion in three Bratislava locations attended by more than 100 business professionals from 12 business units
- Successfully launched 10 Most of World mentoring circles led by various leaders across AT&T

## Mujeres en acción AT&T

ABOUT:

- Founded in 2015
- Over 2,700 members

MISSION:

To encourage and assist with the recruitment, development, advancement and retention of women by providing educational and networking opportunities – to promote the contribution of female talent in Mexico

2015 INITIATIVES:

- Launched the Mujeres en acción 2015 CDMX Tour, with conferences in Veracruz, Guanajuato, Monterrey and Guadalajara focused on fostering leadership among women in AT&T México
- Supported women's opportunities in STEM careers by mentoring 40 engineer interns who are working in network and system areas
- Promoted awareness of women's health issues by hosting conferences on cervical cancer and health and nutrition, as well as encouraging "active pauses" throughout the workday
- Focused on HR sensitization and publication of a diversity and inclusion policy

## Parents @ Work

ABOUT:

- Founded in 2013
- 550 members

MISSION:

To provide members with guidance and support on how to effectively balance family life priorities with career objectives and work commitments

2015 INITIATIVES:

- Organized more than 20 presentations and events for its members
- Volunteered 789 hours that helped the group nearly double its number of members
- Issued its first two newsletters (both digital and printed versions) to explain more about the group, its goals and upcoming events, along with a kids section and healthy tips

## Project Management Network

ABOUT:

- Founded in 2014
- 5,995 members

MISSION:

Open to management and non-management, we are an organization that helps others who want to expand their knowledge of the project management discipline

2015 INITIATIVES:

- Enrolled 906 students in the 40-hour PMP prep course the group teaches – more than double the number of students enrolled in 2014
- Held 11 expert lectures with average attendance of 586 people per session – a 22 percent increase over the previous year – to help members develop new skills and maintain certifications
- Proposed that the PMI ACP be the corporate standard certification for project managers interested in an industry-wide certification in Agile
- After being approved by the Agile COE and TU, an ACP certification course is now being developed for PMN members

# Appendix C: AT&T 2015 diversity & inclusion national awards

| Organization | Award |
|---|---|
| Affinity magazine | Top Corporation for LGBT Equality |
| American Business Awards | HR Team of the Year (Bronze Stevie)<br>HR Department of the Year (Gold Stevie)<br>Most Innovative Company of the Year – 2,500 or More Employees (Gold Stevie)<br>Technical Innovation of the Year – At Organizations With More Than 1,000 Employees (Silver Stevie) |
| Asia Society | Best Employer for Asian Pacific American Employee Resource Groups<br>2015 Best Practices Company<br>– Employee Growth & Advance<br>– Profit & Loss Leadership Development<br>– Sponsorship<br>– Market Opportunities |
| Association of ERGs & Councils | Top 25 Diversity Council<br>– Women of AT&T (#18) |
| Black Enterprise | Best Companies for Diversity<br>Most Powerful Women in Corporate America |
| Black Equal Opportunity Employer (EOE) Journal | Top Disability-Friendly Employers<br>Top Diversity Employer<br>Top LGBT-Friendly Employers<br>Top Supplier Diversity Programs |
| Careers & the disABLED magazine | Top 50 Employers (#3) |

| Organization | Award |
|---|---|
| Disability Equality Index US Business Leadership Network | 100% Score |
| Diversity magazine | Top 25 Public Company Diversity & Inclusion Leaders |
| DiversityBusiness.com | Top 50 Corporations for Multicultural Business Opportunities |
| DiversityInc | Top 50 Companies for Diversity (#7)<br>Top 10 Companies Specialty Lists:<br>– #1 Supplier Diversity<br>– #2 Companies for LGBT Employees<br>– #6 ERG<br>– #6 Veterans<br>– #7 People With Disabilities<br>– #7 Recruitment and Retention<br>– #8 Mentoring<br>– #8 Diversity Council |
| DiversityMBA | "50 Out Front" for Diversity Leadership (#1)<br>Best in Class Specialty Awards<br>– Accountability<br>– Board Diversity<br>– Succession Planning<br>– Recruitment<br>– Workplace Inclusion |
| Equal Opportunity magazine | Top 50 Employers |
| G.I. Jobs | Top 100 Military Friendly Employers<br>Top 50 Military Friendly Spouse Employers |

| Organization | Award |
|---|---|
| Hispanic Association on Corporate Responsibility (HACR) | HACR Corporate Inclusion Index, 95% score |
| Human Rights Campaign | Best Place to Work<br>HRC Corporate Equality Index, 100% score (12th consecutive year) |
| LATINA Style 50 | 50 Best Companies of the Year (#2) |
| LATINA Style, Inc. | Top 10 Employee Resource Groups of the Year (HACEMOS, #2) |
| Military Officer Association of America | Distinguished Service Award |
| National Association for Female Executives (NAFE) | Top 50 Companies for Executive Women |
| National Veteran-Owned Business Association (NaVOBA) | Top 25 Military-Friendly Supplier Diversity Programs |
| Paraquad | Shine the Light Award |
| PR News | CSR Award for Best Blog, Honorable Mention, Employee Relations |
| Racing Toward Diversity | Top 25 Public Company Diversity & Inclusion Leaders (#3) |
| Reader's Choice magazine | Top 50 Employers for Equal Opportunity<br>Top 50 for Minority Engineers (#22)<br>Top 50 for Workplace Diversity<br>Top 50 for Woman Engineers |
| Springboard Consulting/Disability Matters | Marketplace Award |

| Organization | Award |
|---|---|
| The Military Times | Military Times Best for Vets: Employers 2015 |
| U.S. Hispanic Chamber of Commerce | USHCC Million Dollar Club |
| U.S. Veterans | Top Veteran-Friendly Company<br>Top Supplier Diversity Programs |
| US Business Leadership Network | 100% Score |
| Women's Business Enterprises | America's Top Corporations for Women's Business Enterprises |
| Woman Engineer | Top 50 Employers (#15) |
| Workforce Diversity for Engineers & IT Professionals | Top 50 Equal Opportunity Employer |

*At AT&T, Every Voice Matters.*

att.com/diversity

Exhibit F

HR Policy

# AT&T Tuition Reimbursement Policy - Skills Transformation Technology Certification and Nanodegree Programs

**Effective Date: March 1, 2014**

## Table of Contents

## 1.0 SCOPE

This policy applies to all exempt and non-exempt management and non-represented, non-management (CNRP and NMNU) employees of AT&T and its wholly owned subsidiaries and controlled companies in the U.S., Guam, Puerto Rico, and the U. S. Virgin Islands. This policy also applies to pre-merger DIRECTV employees in the U.S., excluding represented employees in Puerto Rico. It does not apply to International employees not on the U.S. payroll.

## 2.0 POLICY

The AT&T Tuition Reimbursement Policy – Skills Transformation Technology Certification and Nanodegree Programs provides reimbursement for employees who are pursuing skills transformation certification and Nanodegree programs through coursework in the programs that are specifically listed in the policy.

Administration of this policy is the responsibility of the AT&T Tuition Assistance Center. All programs, forms, and payments made or reviewed for classes will fall under the guidelines of this policy.

AT&T reserves the right to amend, change, or cancel this policy or any part thereof, or reduce, modify, or suspend its terms at its sole discretion. This policy is not a contract, assurance of compensation, continued employment, or benefit of any kind.

Individual Business Units may not modify this policy.

It is the employee's responsibility to have knowledge of this policy and adhere to all of the provisions within. Violations due to a lack of knowledge of the policy are not acceptable or tolerated. Exceptions to this policy will not be made or accepted due to the supervisor or employee claiming they did not have knowledge of the policy. Failure to comply with the provisions of this policy may result in disciplinary action up to and including dismissal.

## 3.0 DEFINITIONS

| | |
|---|---|
| **CLEP** | College Level Examination Program |
| **CNRP** | Pre-merger AT&T Company Non-Represented Personnel |
| **DANTES** | Defense Activity for Non-Traditional Education Support |
| **Exempt Employee** | A person who is exempt from the Fair Labor Standards Act (FLSA) and is not subject to its provisions. For this reason, exempt employees do not record all time worked for the purposes of overtime pay; exempt employees may be management or non-management. |
| **Non-Exempt Employee** | A person who is not exempt from the provisions of the Fair Labor Standards Act (FLSA) and similar state laws, including overtime compensation requirements, and therefore must keep accurate records of, and be paid for, all time worked; non-exempt employees may be management or non-management. |
| **NCS** | Net Credited Service |
| **NMNU** | Non-Management, Non-Represented Employees |
| **DTV** | Pre-merger DIRECTV Employees in the U.S. (Excluding Puerto Rico) |

## 4.0 ELIGIBILITY

All regular full-time and regular part-time management, CNRP, and NMNU, and DTV employees who are pursuing coursework in the programs listed in Section 5.1 of this policy are eligible for tuition reimbursement upon employment with AT&T.

### 4.1. Exclusions from Eligibility

The following do not qualify for tuition reimbursement:

- Courses that begin prior to the employee's date of employment with AT&T
- Courses that end after the employee voluntarily separates from the Company
- Temporary or Term employees
- Employees on disability or leave of absence at the time courses begin
- Employees repaying the Company for tuition reimbursement until full payment has been received
- Courses which are not considered part of the certification and Nanodegree programs covered under this policy
- Courses not passed with a grade of "C" or above, or "Pass"/"Complete", or for which a certificate of completion is not issued
- Courses for which tuition reimbursement has previously been paid
- Examination or similar expenses associated with obtaining a certification
- Fees for taking CLEP or DANTES examinations
- Fees for obtaining college credit for previous learning and work experience through the Portfolio Review process

### 4.2. Exceptions to Loss of Eligibility

Employees do not lose eligibility for tuition reimbursement if they are prevented from completing a course due to:

- Separation as a result of a formal surplus
- Company-initiated transfer to another city which requires relocation
- Company-initiated change in scheduled work hours
- Unexpected Company business requiring increased travel
- Unexpected service demands such as those caused by natural disasters
- Unexpected increase in job responsibilities
- Approved disability, FMLA absence, or Military Leave of Absence

Within 60 calendar days from the term end date on record, the employee must obtain written documentation of any of the above conditions from his/her supervisor and submit that documentation to the AT&T Tuition Assistance Center. Courses must begin prior to the above listed conditions and the participant must provide documentation that payment was made to the institution and that the institution will not refund such payment. Courses beginning after an above listed condition occurs will be subject to all rules within the policy and will not be eligible for payment.

## 5.0 POLICY DETAILS

### 5.1. Approved Certification and Nanodegree Programs

| Certification Programs | Course Provider(s) |
|---|---|
| Cyber Security | Champlain College |

| Nanodegree Programs | Course Provider |
|---|---|
| Android Basics | Udacity |
| Android Developer | Udacity |
| Beginning iOS App Development | Udacity |
| Data Analyst | Udacity |
| Front-End Web Developer | Udacity |
| Full Stack Web Developer | Udacity |
| Introduction to Programming | Udacity |
| iOS Developer | Udacity |
| Machine Learning Engineer | Udacity |
| Senior Web Developer | Udacity |
| Tech Entrepreneur | Udacity |

### 5.2. Course Eligibility and Enrollment Requirements

**Certification courses must be required as part of one of the certification programs listed in Section 5.1. in order to be eligible for reimbursement. The prerequisite courses that are indicated for the required courses are also eligible for reimbursement.**

**Nanodegree programs must be listed in Section 5.1. in order to be eligible for reimbursement.**

**Enrollment must also be through the applicable hyperlink on the AT&T University > Your Path to 2020 > Transforming your Skills website in order for the courses to be eligible for reimbursement.**

### 5.3. Tuition Annual and Lifetime Caps

Tuition annual and lifetime caps do not apply to reimbursement received under the provisions of this policy.

### 5.4. Course Scheduling

Courses approved for tuition assistance must be taken during nonworking hours and the time associated with the courses is not compensable as work time.

## 6.0 REQUIRED APPROVALS

Reimbursement for courses in eligible programs requires the approval of the business unit general manager or above (3rd level manager or above). Courses may be denied for valid business reasons including budget and where not related either to the employee's current job or to positions for which the employee is formally being developed. **Managers who wish to pursue one of the programs must discuss the budget impact and job or developmental relatedness of the program with their direct supervisor. They should also work with their supervisor to ensure that their business unit 3rd level manager or above supports their commencing the program.**

**Note regarding Job Relatedness for coursework:** Approvers are required to review applications and indicate whether or not each individual course maintains or improves the skills required in the employee's current job, as outlined in Section 7.2 - Tax Implications.

# 7.0 TUITION EXPENSE

## 7.1. Tuition Reimbursement

Eligible tuition expenses will be reimbursed upon successful completion of all requirements listed in the Tuition Reimbursement and Payment Process section.

Nanodegree programs offered by Udacity will be reimbursed following program completion based on the monthly participation rate paid by the employee for a period up to the expected maximum number of months for self-paced completion (i.e., nine months, twelve months, etc.), as indicated in Appendix A. Additional costs incurred due to completion of a Nanodegree program beyond the expected self-paced timeframe for that program are not reimbursable.

Tuition for Cyber Security Certification courses offered by Champlain College **through the Summer 2016 terms** will be reimbursed following course completion based on the discounted monthly subscription rate of $250 per month for AT&T employees. Subscribers have access to one course per 7-week term and will be reimbursed $250 per month for two months of participation. (It is recommended that employees take only one course per term and take courses sequentially through certification completion.) **Beginning Fall 2016**, tuition for Cyber Security Certification courses offered by Champlain College will be reimbursed following course completion on a course-by-course basis and based on the cost per credit hour that is applicable at the time the course is taken.

AT&T will reimburse expenses for tuition, fees, and textbooks that are required by the school to take the course. AT&T will not pay for or duplicate any eligible tuition, fees, or textbooks that are covered by other financial assistance, e.g., scholarships, grants, or assistance provided by private organizations or governmental agencies (including veterans' benefits). Such funds must be disclosed on the application and will be deducted from the tuition assistance paid. If such funds are received subsequent to submitting the application, the employee must immediately reimburse the company for the full amount of duplicate assistance received. Employees should not report funds received from student loans on their applications, however the proof of payment documentation that is provided following course completion should clearly indicate any loan amounts that have been applied in payment for a course or courses.

Payment will be made to the employee in his/her regular paycheck within two to three pay periods after the reimbursement is approved.

Tuition reimbursement expenses are charged to the employee's organization at the time payment is made.

## 7.2. Tax Implications

Company paid tuition assistance is regulated by the U.S. Federal Income Tax Code 127. During a calendar year, employees will not be subject to federal income tax on tuition assistance received from AT&T up to an amount of $5,250. However, AT&T will report as income and withhold applicable taxes on tuition assistance exceeding $5,250 if the education does not maintain or improve the skills needed by the employee in his/her current position. Note that this applies relative to all tuition assistance received during a calendar year, including tuition assistance received under this plan and tuition assistance received under other plans in which the employee is eligible to participate.

For employees who reside in **Alabama, New Jersey, or Pennsylvania**, if the education does not maintain or improve the skills needed by the employee in his/her current position, tuition reimbursement will be taxed. For employees who reside in **other states**, the state rules are generally the same as those for federal income tax.

## 7.3. Repayment of Tuition Funds to AT&T

Tuition reimbursement assists in developing an employee's talent and skills for use within the Company and is an investment in the employee. If an employee voluntarily terminates employment (i.e., resigns or retires), repayment to AT&T will be required in accordance with the following guidelines:

- 100% repayment of all tuition reimbursement received during the one year period prior to separation
- 50% repayment of all tuition reimbursement received between one and two years prior to separation

Repayment to AT&T will be deducted from the employee's final paycheck as permitted by applicable state law. Repayment is still required even if not deducted from the employee's final paycheck.

# 8.0 TUITION REIMBURSEMENT AND PAYMENT PROCESS

## 8.1. Application and Documentation Submission

**Relative to certification courses, a Tuition Reimbursement Application must be completed and submitted online on the https://att.tap.edcor.com website within sixty (60) calendar days following the term end date in order for the course or courses on the application to be eligible for reimbursement.**

**Relative to the Nanodegree programs, a Tuition Reimbursement Application must be completed and submitted online on the https://att.tap.edcor.com website within sixty (60) calendar days following the program completion date in order for the program on the application to be eligible for reimbursement.**

**The term start and term end dates apply to all courses listed on the application.**

The application will be electronically routed for departmental approval. Following departmental approval, the application will be electronically forwarded to the AT&T Tuition Assistance Center for processing. The employee will receive a confirmation email from the AT&T Tuition Assistance Center when an application has been approved or rejected.

**Supporting documentation must also be provided within sixty (60) calendar days following the term end date in order for the course or courses on the application to be eligible for reimbursement. Supporting documentation must include ALL of the following:**

1. An official grade report, school transcript, or certificate of completion for the certification course(s) or Nanodegree program
2. Proof of payment for each course and fee for which reimbursement is requested (e.g., an itemized student account summary reflecting such payments or an itemized paid invoice reflecting such payments)
3. Detailed receipts for textbooks

School grade and payment documentation must include student name, student ID, and school information or logo.

**Supporting documentation can be submitted as follows:**

During the application process, the following options will be available immediately after the application is submitted:

- Upload documentation, including ALL required documentation for ALL courses on the application, or,
- Download and print a Fax Cover Sheet, then place ALL required documentation for ALL courses on the application behind the Fax Cover Sheet and fax to Edcor at (248) 283-8723.

Following application submission, the options above will be available by clicking the 'View' icon for the desired application on the *Application Status* page.

Applications and documentation received more than sixty (60) calendar days following the term end date will be rejected.

### 8.2. Employee Responsibilities

Confirmation of the receipt and the acceptance or rejection of tuition assistance documents sent to the AT&T Tuition Assistance Center is the employee's responsibility. Employees can confirm that the AT&T Tuition Assistance Center received their documents and the status of those documents by viewing their account information on the https://att.tap.edcor.com website, or by contacting the AT&T Tuition Assistance Center at 1-855-298-1729. Obtaining a fax confirmation from the fax machine from which documents are sent does not relieve an employee of their responsibility to confirm document receipt and status.

### 8.3. Repayment of Tuition Assistance Funds / Suspension of Participation

Employees are required to return any overpayment of tuition expense funds immediately after such overpayment becomes known. Non-compliance with this provision could result in the matter being referred to Asset Protection for investigation of possible misuse of Company funds, a Code of Conduct violation.

Employees in the process of repaying the Company for a course due to overpayment or otherwise are not eligible to receive additional tuition money until they have cleared their account.

## 9.0 ADDITIONAL INFORMATION

For any additional information regarding this policy and tuition issues, please see the AT&T Tuition Assistance Center website at https://att.tap.edcor.com or the OneStop website AT&T OneStop > Quick Reference "T" > Tuition Aid. You may also contact the AT&T Tuition Assistance Center at 1-855-298-1729.

# Appendix A - Udacity Nanodegree Programs – Maximum Number of Reimbursable Months

| Program/Course Number | Program Name | Maximum Number of Reimbursable Months * |
|---|---|---|
| ND000 | Introduction to Programming | 6 Months |
| ND001 | Front-End Web Developer | 9 Months |
| ND002 | Data Analyst Nanodegree | 12 Months |
| ND003 | iOS Developer Nanodegree | 9 Months |
| ND004 | Full Stack Web Developer Nanodegree | 9 Months |
| ND006 | Beginning iOS App Development Nanodegree | 4 Months |
| ND007 | Tech Entrepreneur Nanodegree | 7 Months ** |
| ND009 | Machine Learning Engineer | 12 Months |
| ND801 | Android Developer Nanodegree | 12 Months |
| ND802 | Senior Web Developer | 12 Months |
| ND803 | Android Basics | 6 Months |

*** The paid amount per month on the receipts for up to the number months indicated determines the *Maximum Reimbursable Expense*. AT&T reserves the right to amend this chart at any time for any reason.**

**** Reduced to 5 Months for Nanodegree programs beginning on or after 04/01/2016.**

HR Policy

# AT&T Tuition Reimbursement Policy / International - Skills Transformation Technology Certification and Nanodegree Programs

**Effective Date: May 1, 2014**

## Table of Contents

## 1.0 SCOPE

This policy applies to all AT&T International employees (excludes AT&T Mexico (Iusacell/Nextel and DTV-LA/Caribe).

## 2.0 POLICY

The AT&T Tuition Reimbursement Policy – Skills Transformation Technology Certification and Nanodegree Programs provides reimbursement for employees who are pursuing skills transformation certification and Nanodegree through coursework in the programs that are specifically listed in the policy.

All programs, forms, and payments made or reviewed for classes will fall under the guidelines of this policy.

The Company reserves the right to amend, change, or cancel this policy or any part thereof, or reduce, modify, or suspend its terms at its sole discretion. This policy is not a contract, assurance of compensation, continued employment, or benefit of any kind.

Individual Business Units may not modify this policy. If provisions of this policy differ from the requirements of local country regulations or collective agreements, the local regulations prevail.

It is the employee's responsibility to have knowledge of this policy and adhere to all of the provisions within. Violations due to a lack of knowledge of the policy are not acceptable or tolerated. Exceptions to this policy will not be made or accepted due to the supervisor or employee claiming they did not have knowledge of the policy.

## 3.0 ELIGIBILITY

All regular full-time, Fixed Term employees and regular part-time employees who are pursuing coursework in the programs listed in Section 4.1 of this policy are eligible for tuition reimbursement upon employment with AT&T.

### 3.1. Exclusions from Eligibility

The following do not qualify for tuition reimbursement:

- Courses that begin prior to the employee's date of employment with AT&T.
- Courses that end after the employee voluntarily separates from the Company
- Employees on disability or leave of absence at the time courses begin.
- Employees with an "Unsatisfactory" performance appraisal rating or under a Performance Improvement Plan (PIP).
- Courses which are not considered part of the certification and Nanodegrees programs covered under this policy.
- Courses not passed with a grade of "C" or above, or "Pass"/"Complete", or for which a certificate of completion is not issued.
- Examination or similar expenses associated with obtaining a certification.

### 3.2. Exceptions to Loss of Eligibility

Employees do not lose eligibility for tuition reimbursement if they are prevented from completing a course due to:

- Separation as a result of a formal surplus
- Company-initiated transfer to another city which requires relocation
- Company-initiated change in scheduled work hours
- Unexpected Company business requiring increased travel
- Unexpected service demands such as those caused by natural disasters
- Unexpected increase in job responsibilities
- Approved disability or Military Leave of Absence

Within 90 calendar days from the term end date on record, the employee must obtain written documentation of any of the above conditions from his/her supervisor and submit that documentation with their request for reimbursement.

Courses must begin prior to the above listed conditions and the participant must provide documentation that payment was made to the institution and that the institution will not refund such payment. Courses beginning after an above listed condition occurs will be subject to all rules within the policy and will not be eligible for payment.

# 4.0 POLICY DETAILS

## 4.1. Approved Certification and Nanodegree Programs

| Certification Program | Course Provider |
|---|---|
| Cyber Security | Champlain College |

| Nanodegree Programs | Course Provider |
|---|---|
| Android Developer | Udacity |
| Beginning iOS App Development | Udacity |
| Data Analyst | Udacity |
| Front-End Web Developer | Udacity |
| Full Stack Web Developer | Udacity |
| Introduction to Programming | Udacity |
| iOS Developer | Udacity |
| Machine Learning Engineer | Udacity |
| Senior WEB Developer | Udacity |
| Tech Entrepreneur | Udacity |
| | |

## 4.2. Course Eligibility and Enrollment Requirements

Courses must be required as part of one of the certification or Nanodegree programs listed in section 4.1 in order to be eligible for reimbursement.

Enrollment must also be through the applicable hyperlink on the **AT&T University > Your Path to 2020 > Transforming your Skills** website in order for the courses to be eligible for reimbursement.

Prerequisites and courses that are not required as part of the programs are not eligible for reimbursement. Even though such courses are not reimbursable, an employee can still enroll in the courses through the applicable hyperlink on the **AT&T University > Your Path to 2020 > Transforming your Skills** website.

## 4.3. Course Scheduling

Courses approved for tuition assistance must be taken during nonworking hours and the time associated with the courses is not compensable as work time.

## 5.0 REQUIRED APPROVALS

Reimbursement for courses in eligible programs requires the approval of the employee's supervisor and C-Level (3rd level) or above management in their direct line of reporting.

Courses may be denied for valid business reasons including but not limited to budget and where not related either to the employee's current job or to positions for which the employee is formally being developed. **Employees who wish to pursue one of the programs must discuss the budget impact and job or developmental relatedness of the program with their direct supervisor. They should also work with their supervisor to ensure that their business unit MGRC (3rd) level or above management supports their commencing the program.**

**Note regarding Job Relatedness for coursework:** Approvers are required to review applications and indicate whether or not each individual course maintains or improves the skills required in the employee's current job, as outlined in Section 6.2 – Tax Implications.

## 6.0 TUITION EXPENSE

International employees do not have access through the US Tuition application platform (EDCOR). Approval request is obtained by email from immediate supervisor and 3rd level management. Copy of approval email must accompany reimbursement documentation after completion of course.

### 6.1. Tuition Reimbursement

Eligible tuition expenses will be reimbursed upon successful completion.

Nanodegree programs offered by Udacity will be reimbursed following program completion based on the monthly participation rate paid by the employee for a period up to the maximum expected number of months for self-paced completion (i.e., nine months, twelve months, etc.). For programs where the expected timeframe for self-paced completion is expressed in hours, the e1quivfalent maximum number of months for self-paced completion would be the number of hours divided by 40, rounded up. Additional costs incurred due to completion of a nanodegree program beyond the expected self-paced timeframe for that program are not reimbursable.

Tuition for Cyber Security Certification courses offered by Champlain College will be reimbursed based on the discounted rate of $250 per month for AT&T employees. Subscribers have access to one course per 7-week term and will be reimbursed $250 per month for two months of participation. (It is recommended that employees take only one course per term and take courses sequentially through certification completion.).

AT&T will reimburse expenses for tuition, fees, and textbooks that are required by the school to take the course. AT&T will not pay for or duplicate any eligible tuition, fees, or textbooks that are covered by other financial assistance, e.g., scholarships, grants, or assistance provided by private organizations or governmental agencies. Such funds must be disclosed on the application and will be deducted from the tuition assistance paid. If such funds are received subsequent to submitting the application, the employee must immediately reimburse the company for the full amount of duplicate assistance received. Payment will be made to the employee through the normal country business expense process, following the Global Expense policy guidelines. Tuition reimbursement expenses are charged to the employee's organization at the time payment is made according to the normal country's payroll cycle.

### 6.2. Tax Implications

Employees are responsible and must report any tuition reimbursement received to the tax authorities in countries where reporting of such reimbursement is required. Note that this applies relative to all tuition assistance received during a calendar year, including tuition assistance received under this plan and tuition assistance received under other plans in which the employee is eligible to participate.

### 6.3. Repayment of Tuition Funds to AT&T / Suspension of Participation

Tuition reimbursement assists in developing an employee's talent and skills for use within the Company and is an investment in the employee. If an employee voluntarily terminates employment (i.e., resigns), repayment to AT&T will be required in accordance with the following guidelines, upon BU discretion:

- 100% repayment of all tuition reimbursement received during the one year period prior to separation

Employees are required to return any overpayment of tuition expense funds immediately after such overpayment becomes known. Non-compliance with this provision could result in the matter being referred to Asset Protection for investigation of possible misuse of Company funds, a Code of conduct violation. Employees in the process of repaying the Company for a course due to overpayment or otherwise are not eligible to receive additional tuition money until they have cleared their account.

### 6.4. Application and Documentation Submission

International employees can NOT apply on-line via the US TAP.EDCOR Platform. Email approval from your immediate supervisor and 3rd line manager of your organization is required and needs to be submitted along with the reimbursement documentation.

## 7.0 ADDITIONAL INFORMATION

Please refer to the AT&T University website link below for further information:

AT&T Learning Website - Computer Science Certification and Nanodegree Program Page

## 8.0 TUITION REIMBURSEMENT AND PAYMENT PROCESS

Relative to certification courses, a reimbursement should be processed according to the Global Expense policy requirements within **60 days of the course completion date**. Tuition reimbursement expenses are charged to the employee's organization at the time reimbursement is paid to the employee.

Ensure all documentation is attached to your expense voucher. Required documentation includes an official grade report or school transcript, proof of payment for all courses and fees listed on the application and detailed receipt (s) for textbooks. **Supporting documentation as stated must include ALL of the following:**

1. An official grade report, school transcript, or certificate of completion for the certification course(s) or Nanodegree program.
2. Proof of payment for each course and fee for which reimbursement is requested (e.g., an itemized student account summary reflecting such payments or an itemized paid invoice reflecting such payments).
3. For certification courses taken through Udacity, a copy of the enrollment and course summary page from the AT&T- specific Udacity.com website, showing the monthly cost for the course and the approximate duration of the course; for courses taken through Champlain College, a copy of the *Cyber Security Course Listing* from the AT&T-specific Champlain College website, showing the monthly cost for the course and the duration of the course.
4. For Nanodegree programs taken through Udacity, a copy of the enrollment and program summary page from the AT&T-specific Udacity.com website, showing the monthly cost for the program and the approximate duration of the program.
5. Detailed receipts for textbooks.

School grade and payment documentation must include student name, student ID, and school information or logo.

Proof of payment must clearly indicate that payment has been made to the institution for the specific courses and fees listed on the application.

### 8.1 Employee Responsibilities

- To discuss with their immediate supervisor prior to enrollment and obtain the respective BU 3rd level (MGRC) approval.
- Understand and have knowledge of the Skills Transformation Technical Certification and Nanodegree program prior to enrollment.
- Obtain all the required documentation (receipts) required for reimbursement and time period allotted for each Nanodegree course (see Appendix A).
- Process the reimbursement through the normal expense voucher process in their home country.
- Inform their local HR Country Team of their enrollment.
- Fully understand if any local country tax implications apply, prior to enrolling.

## I Want To…*Below are additional resources ONLY applicable to International employees on the US HR1STOP*

- Access the **AT&T University Transforming Your Skills Site**
- Access the **AT&T Technical Certifications tSpace Community**
- View sample of **Itemized Invoice**
- View sample of **Book Receipt** & View sample of **Official Grades**

# Appendix A - Udacity Nanodegree Program – Maximum Number of Reimbursable Months

| Course Number | Course Name | Maximum Number of Reimbursable Months * |
|---|---|---|
| Nano or ND000 | Introduction to Programming | 6 Months |
| Nano or ND001 | Front-End Web Developer | 9 Months |
| Nano or ND002 | Data Analyst Nanodegree | 12 Months |
| Nano or ND003 | iOS Developer Nanodegree | 9 Months |
| Nano or ND004 | Full Stack Web Developer Nanodegree | 9 Months |
| Nano or ND006 | Beginning iOS App Development Nanodegree | 4 Months |
| Nano or ND007 | Tech Entrepreneur Nanodegree | 7 Months |
| Nano or ND009 | Machine Learning Engineer | 14 Months |
| Nano or ND801 | Android Developer Nanodegree | 12 Months |
| Nano or ND802 | Senior Web Developer | 12 Months |

*** Some employees started the programs and are billed through completion at a discounted rate of $150 / month. The discount was eliminated 2Q 2015 and all new enrollments subsequent to elimination of the discount are billed through completion at the rate of $200 / month. Billing was further adjusted 01/2016 to $199 / month. The paid amount per month on the receipts for the number months indicated determines the *Maximum Reimbursable Expense*. AT&T reserves the right to amend the above chart at any time for any reason.**

HR Policy

# AT&T Tuition Reimbursement Policy - International Employees – Local Country Nationals

**Effective Date: January 1, 2006**

## Table of Contents

## 1.0 SCOPE /OBJECTIVE

This policy applies to all regular full-time, regular part-time and fixed term employees of AT&T International (*currently not applicable for AT&T Mexico (Iusacell/Nextel or DTV International*) not on the U.S. payroll, who are pursuing coursework in the programs listed in **Section 4.1** of this policy and are eligible for tuition reimbursement upon employment with AT&T.

## 2.0 POLICY

The AT&T Tuition Reimbursement Policy provides reimbursement for employees who are either working to attain academic degrees that are beneficial for the employee and for the Company or who are taking individual academic courses in eligible Science / Technology / Engineering / Mathematics (STEM) program areas.

Policy objective is to help employees finance formal academic education taken at accredited colleges and universities to broaden job-related academic knowledge, keep current with business and technology changes, enhance ability to compete for reasonably attainable jobs within AT&T, and meet the competitive challenge of a global business.

This policy supersedes all previous policies and guidelines regarding tuition reimbursement for employees. The Company reserves the right to amend, change, or cancel this policy or any part thereof, or reduce, modify, or suspend its terms at its sole discretion. This policy is not a contract, assurance of compensation, continued employment, or benefit of any kind. If provisions differ from the requirements of local country regulations or collective agreements, the local regulations prevails.

Tuition reimbursement is an extraordinary item not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, pension or retirement benefits or similar payments.

Individual Business Units may not modify this policy.

It is the employee's responsibility to have knowledge of this policy and adhere to all of the provisions within. Violations due to a lack of knowledge of the policy are not acceptable nor tolerated. Exceptions to this policy will not be made nor accepted due to the supervisor or employee claiming they did not have knowledge of the policy.

## 3.0 ELIGIBILITY

Regular full-time, part-time and fixed-term International employees in AT&T are eligible to participate after completing six months of service (NCS -AT&T Net Credit Service Date). Currently employees in AT&T Mexico (Iusacell/Nextel) nor DTV-LA/Caribe are ineligible.

The following do not qualify for tuition reimbursement:

- Courses that begin before the employee obtains six months of NCS
- Courses that end after the employee voluntarily separates from the Company
- Employees on disability or leave of absence at the time courses begin (except employees on an Educational Leave of Absence). Employees on disability must return to work before they are eligible to apply for Tuition Reimbursement.
- Employees repaying the Company for tuition reimbursement until full payment has been received
- Courses that do not result in credit hours or units in one of the degree program listed in Section 4.1 of this policy
- Courses not passed with a grade of "C" or above, or "Pass"/"Complete"
- Courses for which tuition reimbursement has previously been paid
- Programs which result in a certification or certificate of completion
- Simultaneous enrollment in more than one degree program
- Job-related training programs such as conferences, professional seminars, workshops, etc.
- Employees under a Performance Improvement Plan (PIP), if already enrolled in a course, will be ineligible for any further tuition reimbursement until employee is removed from PIP.

Consistent progress in a degree program should be maintained. Consistent progress is defined as completion of at least one course during each calendar year.

Employees do not lose eligibility for tuition reimbursement if they are prevented from completing a course due to the following:

- Separation as a result of a formal surplus
- Company-initiated transfer to another city/country which requires relocation
- Company-initiated change in scheduled work hours
- Unexpected Company business requiring increased travel
- Unexpected service demands such as those caused by natural disasters
- Unexpected increase in job responsibilities
- Approved disability – resulting in long-term disability
- Military Service Obligation
- Approved Leave of Absence

Within sixty (**60)** calendar days from the term end date on record, the employee must obtain written documentation of any of the above conditions from his/her supervisor and the Business Unit's 4th level approval in order to not lose eligibility. Courses must begin prior to the above listed conditions and the participant must provide documentation that payment was made to the institution and that the institution will not refund such payment. Courses beginning after an above listed condition occurs will be subject to all rules within the policy and will not be eligible for payment.

## 4.0 POLICY DETAILS

### 4.1. Approved Degree Programs

| | |
|---|---|
| ***STEM / Emerging Technologies*** | Computer Science / Information Systems / Cyber Security |
| | Digital Communications / Mass Media / Multimedia |
| | Electronics /Electronics Technology |
| | Engineering – Computer / Electrical / Industrial / Network / Systems Engineering |
| | Engineering – Other Business Unit relevant Engineering programs |
| | Mathematics |
| | Science * |
| | Systems Management / Management Information Systems |
| | Telecommunications / Internet Technology |
| ***Business Programs*** | Accounting |
| | Business Administration |
| | Economics |
| | Finance |
| | Human Resources |
| | Management |
| | Marketing |
| | Organizational Development / Organizational Management |
| ***Other Programs (if Business Unit applicable)*** | Art (Not Art History) * |
| | English * |
| | Foreign Language * |
| | Industrial Psychology * |
| | Journalism * |
| | Political Science / Government * |

| | |
|---|---|
| **Programs Available <u>only</u> for current active participants** ** | Communications** |
| | Environmental Science** |
| | Geographical Information Systems** |
| | Labor Studies** |
| | Organizational Behavior** |
| | Psychology** |
| | Sociology** |

* Available as a degree program only in business units that have positions requiring such skill and background.

** An employee who as of December 31, 2015 who was actively participating in one of these programs will continue to be grandfathered under this policy for courses beginning prior to

January 1, 2018 as long as he or she makes consistent progress toward the degree. Consistent progress is defined as not having a break of longer than one year.

Coursework in degree programs other than those listed in this section of the policy and in doctorate degree programs are generally not eligible for reimbursement. Approval may however be requested if the coursework is in an area that is unique to the department and closely aligns with the core business function of that department. Requests relative to such program areas must be submitted and written approval received in advance of commencement of the coursework. Requests must be submitted by the 5$^{th}$ Level management – E Level or above in the employee's direct line of reporting and must specifically detail how the coursework aligns with the core business function of the department.

Individual courses taken in Science, Engineering, Technology, Math and Emerging Technologies that are not part of a degree program are reimbursable under this policy with supervisor approval. These courses should also align with the employee's development plan. Other continuing education/workforce development courses that offer college credit are not eligible for tuition assistance unless the employee provides proof of enrollment at the school as a degree-seeking student in an approved degree program to which those courses can be applied.

Accepting a gift such as a laptop, MP3 player, or other item of monetary value in return for course enrollment or completion is strictly prohibited. If such a gift is accepted for no cost or less than market value, the course is not eligible for tuition reimbursement and all payments made to the employee are required to be repaid.

### 4.2. School / Institution Requirements

Courses that are a part of an approved degree program listed in Section 4.1 must be completed at one of the following:

- A college, university, business school, technical school or secondary that is a recognized academic institution and meets the requirements for an eligible program in a country.
- Georgia Tech - Online Master of Science Degree in Computer Science (OMS CS) program is not under a separate policy like in the US. This on-line degree at Georgia Tech is applicable under the International Tuition Reimbursement Policy.

### 4.3. Course Scheduling

Courses approved for tuition reimbursement must be taken during nonworking hours and the time associated with the courses is not compensable as work time. If business needs permit, however, managers may use their discretion and grant time off during work hours for exams. This does not apply to groups of courses or an entire course of study requiring regularly scheduled class attendance during work hours. However, in certain countries time off is granted with pay for exams; please consult with your local

HR for further details or on IHR1STOP. Managers should ensure that educational activities will not negatively affect job performance.

## 5.0 REQUIRED APPROVALS

International employees do not have access through the US tuition application platform (EdCor). The administration and approval process is managed by the employee and immediate supervisor, with local HR guidance.

Approval request is obtained by email from immediate supervisor and 4th level management (D-Band) or above within business unit for degree programs (undergraduate and graduate). Copy of approval email must accompany reimbursement documentation after completion of course.

Reimbursement for individual courses in STEM program areas require the approval of only the business unit supervisor. All requests for degree programs and individual courses in STEM program areas may be denied by the required approval authority for valid business reasons including budget, job relatedness, etc. The specific denial reason must be documented on the tuition reimbursement application. All employees pursuing degrees and individual courses in STEM program areas are encouraged to discuss the budget impact and job relatedness of their coursework with their supervisors prior to commencing their studies.

Applications for master's degree courses generally should not be denied if the employee was previously approved for master's degree courses, is in an approved master's degree program, and is actively pursuing the degree. Documentation such as the employee's current official or unofficial school transcript or degree progress report can be used to verify degree progress.

## 6.0 TUITION EXPENSE

### 6.1. Tuition Reimbursement

Eligible tuition expenses will be reimbursed upon successful completion of all requirements listed in the Tuition Reimbursement and Payment Process section.

In a calendar year, the company will reimburse eligible expenses for approved courses for amounts up to, but not to exceed the annual amounts listed in the table below for undergraduate or graduate degrees:

| Employee Class | Weekly Hours Worked | % Paid of Eligible Expenses-USD |
|---|---|---|
| Full Time | Dependent by Country | 100% (Up to $8,000) |
| Part Time | 20 Hours or More | 75% (Up to $8,000) |
| Part Time | Less than 20 Hours | 50% (Up to $8,000) |

The annual cap is applied based on the calendar year in which a course begins. The cap applies to all courses that begin during the calendar year, including both undergraduate and graduate courses. Unused amounts under the annual cap will not roll over into the next year, nor can amounts be borrowed from the following year's cap for the current year.

During employment at AT&T, the Company will reimburse eligible expenses for:

- **Two** approved undergraduate programs.
- **One** approved graduate program.

The Company will reimburse expenses for tuition, fees, and textbooks that are required by the school to take the course. The Company will not pay for or duplicate any eligible tuition, fees, or textbooks that are covered by other financial assistance, e.g., scholarships, grants, or assistance provided by private organizations or governmental agencies (including veterans' benefits). Such funds must be disclosed on the application and will be deducted from the tuition reimbursement paid. If such funds are received subsequent to submitting the application, the employee must immediately reimburse the company for the full amount of duplicate reimbursement received. Non-reporting of these monies is considered misconduct and may result in loss of AT&T paid tuition assistance and disciplinary action up to and including dismissal.

The company will not reimburse expenses for postage, supplies, equipment, application, meals, lodging, transportation, parking, tutoring, non-academic activity, late registration and/or graduation fees.

Tuition reimbursement expenses are charged to the employee's organization at the time payment is made (according to the local country process).

### 6.2. Tax Implications

Employees are responsible to understand and must report any tuition reimbursement received to the tax authorities in countries where reporting of such reimbursement is required.

**Note**: Applies relative to all tuition assistance received during a calendar year, including tuition assistance received under this plan and/or tuition assistance received under other country specific plans in which the employee is eligible to participate.

**Supervisors should refrain from providing tax advice but should ensure/encourage the employee is fully aware of the taxation on company-paid tuition**.

### 6.3. Repayment of Tuition Funds to AT&T

Tuition reimbursement assists in developing an employee's talent and skills for use with the Company and is an investment in the employee. No reimbursement will be provided for employees leaving AT&T for any reasons other than a company initiated termination. If an employee voluntarily terminates employment (i.e., resigns or retires), repayment to AT&T will be required in accordance with the local country practice. It is recommended for supervisors to consult with local HR on local country policies, to understand any unique policies in place by country.

Repayment to AT&T will be deducted from the employee's final paycheck as permitted by applicable country legislation. Supervisors should consult with local HR for additional guidance or their HR Business Partner. Repayment could still be required even if not deducted from the employee's final paycheck.

Additionally if any of the following applies, employees must repay AT&T if a course is not successfully completed or:

- Receive a grade other than passing.
- Withdraw from a course without prior management approval
- Does not provide an original grade report within ninety **(90)** days after the school term end date unless an exception is granted to the grade receipt timeframe
- Are terminated from a course by the school for unsatisfactory performance, excess absence or disciplinary reasons

Further tuition reimbursement may be denied until an employee has either demonstrated successful completion of the course or reimbursed AT&T, if required. When tuition repayment is required, the employee must contact the manager as soon as possible but no later than sixty **(60)** days after the school term end date.

## 7.0 TUITION REIMBURSEMENT AND PAYMENT PROCESS

### 7.1. Application and Documentation Submission

A Tuition Reimbursement Application must be completed, and approved prior to commencement for a degree or for a course. The term start and term end dates apply to all courses listed in the policy. **Reimbursement or payment will not be made if the employee does not obtain the appropriate approvals, in writing, prior to course commencement**.

Employees must submit their original grade report as soon as they receive it but no later than ninety **(90)** days after the term end date. An incomplete grade will be considered a failing grade 120 days after the college term end date. Exceptions may be authorized in circumstances where a college or institution is unable to provide a final grade in the specified timeframe.

Payment will be made to the employee through the normal country business expense process, and/or following the Global Expense policy guidelines. Tuition reimbursement expenses are charged to the employee's organization at the time payment is made. Method of payment or reimbursement varies by country. It is recommended that the supervisor and employee contact the local HR support prior to enrollment to understand the payment/reimbursement process for the employee's organization or location.

The Tuition Reimbursement Application for a course or degree program must first be approved by the immediate supervisor and if for a degree program also the business unit's 4$^{th}$ level management (D Band), if the employee's manager is not a 4$^{th}$ level or higher. All approval requirements are managed by the individual business unit and pre-approval is always required before commencement of any coursework. Tuition reimbursement is at the management/business unit's discretion for International and application to participate may be rejected.

**Supporting documentation must be provided within ninety (90) calendar days following the term end date in order for the course or courses on the application to be eligible for reimbursement. Supporting documentation must include ALL of the following:**

1. An official grade report or school transcript
2. Proof of payment for each course and fee for which reimbursement is requested (e.g., an itemized student account summary reflecting such payments or an itemized paid invoice reflecting such payments with school information)
3. Detailed receipts for textbooks

School documentation must include student name, student ID, and school information or logo.

Applications and documentation received more than ninety (**90**) calendar days following the term end date will be rejected. Application is located on 1HR1STOP.

### 7.2. Employee Overall Responsibilities

Employee and Supervisor complete the Tuition Reimbursement Application and obtain the required approvals. Once approved for tuition reimbursement, employee contacts local HR on the specific country tuition reimbursement process, and provides copy of approved application to local HR.

Employees must report any tuition reimbursement received to the tax authorities in countries where reporting of such reimbursement is required. Notifies supervisor if any other tuition reimbursement is received from other sources and indicate on application.

Must submit original, itemized college/university invoice and proof of payment of tuition and allowed expenses along with original grade report showing successful completion of course(s) as soon as possible but within ninety (**90**) calendar days after course end date, unless otherwise authorized, for reimbursement to be processed.

Must notify supervisor immediately if unsuccessfully completes or withdraws from course, at least within sixty (**60**) calendar days from the term end date on record.

### 7.3. Supervisor Overall Responsibilities

Supervisor and employee discuss career goals, job/career relatedness and educational plans. Supervisor and employee should ensure that educational activities will not negatively affect job performance.

Supervisor ensures employee understands that tuition reimbursement is at management discretion for International and funded by the organization.

Supervisor ensures when approving tuition reimbursement that approval is based upon organizational needs which can be clearly substantiated and secures authorization with the organization for employee participation.

Supervisors must review all required documentation according to the policy before approving reimbursement through the country specific process. It is recommended the supervisor consult with local HR on local process for reimbursement.

Supervisors are responsible for ensuring that all tuition reimbursement repayments are made when employees receive failing grades or when employees leave payroll prior to the term end date and do not qualify for a repayment waiver. <u>Consultation with local HR is recommended to understand any local country repayment guidelines and/or policies.</u>

### 7.4. Repayment of Tuition reimbursement Funds / Suspension of Participation

Employees are required to return any overpayment of tuition expense funds immediately after such overpayment becomes known. Non-compliance with this provision could result in the matter being referred to Asset Protection for investigation of possible misuse of Company funds, a Code of Conduct violation and/or suspension of future participation.

## 8.0 ADDITIONAL INFORMATION

For any additional information regarding this policy (including a copy of the application), visit IHR1STOP -IHR1STOP - Tuition Reimbursement Policy.

# AT&T POLICIES RELATED TO THE CODE

## TABLE OF CONTENTS

## 5. Conflicts of Interest

Competing with AT&T
Board of Directors Membership
Acting for Personal Gain
Insider Information

## 6. International Business

International Trade
Export Control Laws
Import Laws
Foreign Corrupt Practices Act ("FCPA")
International Economic Boycotts

## 7. Gifts, Meals & Entertainment

Gifts, Meals and Entertainment for Non-Government Customers and Suppliers
Gifts, Meals and Entertainment of Government Officials

## 8. Political Activities, Lobbying & CSM

Community Activities
Political Contributions
Political Involvement
Regulation of Telecommunications

## Compliance

Form 181 A
Form 181 B
Form 180

# INTRODUCTION

AT&T faces new challenges and demands every day. This document provides information that AT&T expects all employees to follow.

In meeting the challenges and demands of our business, we will be judged by our customers, colleagues and shareholders not only by what we do, but how we do it. Please read this document and familiarize yourself with its provisions. More important, as you face new and difficult situations, be sure to consult this reference and, as appropriate, seek the input of supervisors and those in Human Resources to help determine the proper way to handle such matters. This document does not address every situation or set forth every rule, because there are other Company or supplemental business unit policies, practices and instructions — as well as common sense and legal standards of conduct — to which employees are expected to adhere. This is also not intended to substitute for every employee's responsibility to exercise good judgment in the workplace.

Although compliance with the Code of Business Conduct and these policies and guidelines is a condition of employment for all employees, they do not create a contract of employment and do not create any contractual rights of any kind between AT&T and its employees.

Employees who do not comply with the Code and other company policies may be disciplined, up to and including dismissal — even for a first offense in appropriate circumstances — and may face criminal prosecution if their conduct is unlawful.

Where local country laws contain mandatory requirements that are more stringent or differ from the provisions of the Code of Business Conduct, such local country requirements prevail for employees working in those countries.

## 1. OUR WORKPLACE

We treat each other with respect and dignity, valuing individuals and cultural differences.

These simple words identify a fundamental and powerful value at AT&T: Respect for individuals, whether they are colleagues at AT&T, customers, suppliers, or anyone else in the many places around the world where we live and work.

### Open Communication

Open communication helps make our value of respect for individuals come alive. It means AT&T employees give each other accurate and timely information about business issues. AT&T employees listen to each other, our customers, and suppliers because we believe communication is as much about listening as it is about talking. Differing opinions and expressions of concern are welcomed. While we may disagree with one another, we know that healthy debate is important. We keep the communications channels open.

When communication takes the form of a concern or complaint, AT&T employees can take that concern or complaint to a supervisor. If the complaint is about the supervisor, or if the supervisor cannot solve the problem, AT&T employees may take the matter to higher management or other appropriate persons without fear of reprisal or retaliation. All allegations will be investigated thoroughly and no reprisals will be taken against people who report suspected violations in good faith and their identities will be protected to the extent consistent with law and AT&T policy.

To report an issue involving Accounting or Auditing, please refer to the information found on AT&T's internet site. http://www.att.com/gen/investor-relations?pid=5621

Our communication with one another and other stakeholders, including customers and suppliers, is always professional and courteous. Being rude or abusive to one another, to customers, to suppliers, or to others is not acceptable.

Open communication is an extension of respect for individuals on another level. AT&T co-workers, customers, suppliers and others depend on AT&T employees to take responsibility for what we say and do. If we make commitments, we keep them; if we're going to be absent from work, we promptly tell our supervisors so commitments to customers and others can be met. And we are honest with our work time, because others count on us to each do our share in making the consistent delivery of superior AT&T products and services the trademark of our business.

## Treatment of People

AT&T is committed to providing a work environment that respects each employee as an individual and an important member of the culturally diverse, worldwide AT&T team.

In keeping with this, AT&T is committed to providing a work environment free from unlawful discrimination or harassment based on race, color, religion, national origin, sex, age, disability, sexual orientation, marital status, or any other protected characteristic. This means that AT&T and its employees comply with applicable human rights and employment equity legislation, and we do not discriminate unlawfully in any aspect of employment, including recruiting, hiring, compensation, promotions, or termination. It also means that AT&T employees must not permit or engage in conduct that creates an intimidating, harassing or offensive work environment. Such conduct includes, but is not limited to, racist, sexist, or ethnic comments or jokes; sexual advances or inappropriate physical contact; or sexually-oriented gestures, pictures, jokes, or statements.

If you believe that you are the victim of discriminatory or harassing conduct, report it to your supervisor or a Human Resources representative. All complaints will be investigated promptly and without retaliation.

In addition, personnel decisions should be based on valid business considerations and should not be based on personal relationships. Employees should not make a personnel decision concerning a relative, family member or other person with whom the employee has a similarly close personal relationship.

## Workplace Safety

AT&T is committed to making the work environment safe and healthy for its employee and others. To this end, AT&T complies with all applicable laws and regulations relating to safety and health in the workplace. Employees are told about procedures that are in place to protect them from generally recognized workplace hazards. AT&T employees should immediately report dangerous conditions so that workplace accidents are minimized. In day-to-day operations, AT&T employees should integrate safety, health, and ergonomics into design, installation, use, maintenance, and service procedures.

To help ensure a safe and healthy work environment, AT&T prohibits some activities. Examples include:

- Threatening or violent behavior, or even the suggestion of such behavior, toward others, including co-workers, customers, and suppliers.

- Possession of firearms, explosives, or other weapons anywhere on company property or while conducting company business.[1]

- Willful destruction of company property or the property of others.

AT&T is also committed to a drug-free workplace. The use of illegal drugs, and the misuse of legal drugs, while on company premises or business interferes with a safe, healthy, and productive work environment and is prohibited. Specifically, AT&T prohibits the use, possession, distribution, or sale of illegal drugs on its premises, and in its vehicles, and while conducting AT&T business. Furthermore, no employee may conduct AT&T business while under the influence of illegal drugs or alcohol. All allegations will be investigated thoroughly and no reprisals will be taken against people who report suspected violations in good faith and their identities will be protected to the extent consistent with law and AT&T policy.

---

[1] Employees whose assigned workplace is Alaska and who are specifically authorized to possess a firearm while conducting company business in wild, remote areas under the AT&T Alascom Weapons Authorization Policy may possess firearms under these limited circumstances.

## Environmental Protection

AT&T complies with all environmental, safety, and health laws and regulations of the countries where we conduct business. AT&T also:

- Promotes awareness about protecting the environment.
- Considers environmental criteria when evaluating projects, products, processes, and purchases.
- Encourages technologies that don't pollute.
- Employs processes and product designs that minimize waste.
- Protects the environment by conserving resources, recycling, and reusing materials.
- Designs products that are safe for people to use and that meet or exceed all applicable government standards and regulations.

Contact the Environment, Health and Safety organization if you have questions about AT&T's environmental protection policy.

## 2. COMPANY ASSETS

Our obligation to AT&T shareowners and ourselves is to safeguard AT&T's assets. This means that AT&T employees must protect AT&T's physical property as well as its intangible assets such as intellectual property, including brand names, and goodwill.

### Company Funds and Property

All AT&T employees are responsible for safeguarding and making proper and efficient use of company funds and property by following procedures to prevent their loss, theft, or unauthorized use. Company funds and property include company time; cash, checks, drafts, and charge cards; land and buildings; records; vehicles; equipment, including fax machines, copiers, and telephones; computer hardware and software; scrap and obsolete equipment; and all other funds and property.

Here are some ways to protect company funds and property:

- Make sure expenditures are for legitimate business purposes.
- Keep accurate and complete records of funds spent.
- Use corporate charge cards and procurement cards only for business purposes.
- Make sure computer and communications equipment and systems (including passwords or other methods used to access or transmit data) and the information they contain are protected against unauthorized access, use, modification, destruction, theft, loss or disclosure.
- Use AT&T's trademarks and service marks in accordance with company instructions.
- Use telephones, e-mail and the Internet only for legitimate business purposes. While some incidental personal use may be permitted, these means of communication must never be excessive or used for illegal purposes, or in a manner inconsistent with AT&T's policies or the Code.
- Using AT&T computer systems to download, send, forward or reply to chain letters, hoaxes, pornography, unlicensed software or virus warnings, is prohibited.

Actual or suspected loss, damage, misuse, theft, embezzlement, or destruction of company funds or property should be reported immediately to your local Asset Protection Manager. Your local Asset Protection Manager can be found here.

## Privacy of Employee Records

AT&T recognizes that privacy is important to each of us. The company therefore maintains only those employee records required for business, legal, or contractual reasons, and limits access to and knowledge of those records to people who need the information for legitimate business or legal purposes.

If you have access to personal information about co-workers, take precautions to ensure it is properly marked (e.g., Private) and that it is not misused or disclosed improperly. In addition, observe all applicable laws regarding employee information, including those that limit the movement of personnel data across national borders.

## Intellectual Property

Intellectual property includes patents, copyrights, trademarks, service marks, trade names and proprietary information. A brief description of each type of intellectual property follows.

Patents

The owner of a patent has the right to exclude others from making, using, selling, offering for sale or importing the invention that is the subject of the patent claims. Patentable inventions may include software, services, methods and processes (including methods of doing business), articles of manufacture and improvements. Patents are granted by the Department of Commerce based upon filed patent applications that meet all requirements of Federal Law and Regulation.

Copyrights

Copyright laws protect the original expression in, among other things, written materials (including books, magazines, trade journals, training materials), computer software, artwork, photographs, music and videos, and prohibit their unauthorized duplication, distribution, alteration, display, and performance. Copyright rights arise at the time a work is fixed in a tangible medium of expression – for example, when words are written on paper, when music is recorded on audiotape, when computer code is saved on a disk. Although registration is not required for copyright rights to arise, in the United States registration must be made in order to enforce such rights.

Trademarks, Service Marks and Trade Names

Trademarks and service marks ("brands") are used to identify goods and services and to distinguish those goods and services from those of another. Trade names are used to identify a business. In the United States rights in trademarks, service marks, and trade names arise from use, but in many other countries rights arise through registration. Nevertheless, registration in the United States and other countries confers significant statutory benefits upon the owner.

Before AT&T adopts and uses any new name or brand, AT&T Legal Department clearance must be obtained as well as AT&T Brand Management approval. A process to secure such approvals can be found at www.attbrand.com.

AT&T does not license others to use its name or brands unless there is a strategic reason to do so. All proposals to license the AT&T name or brands or allow others to use the AT&T name or brands as trademarks or service marks must be approved by the Chairman and Chief Executive Officer, Chief Financial Officer, General Counsel and Senior Executive Vice President - Global Marketing Officer, or as otherwise provided in AT&T's then current Schedule of Authorizations.

## Intellectual Property Policy

It is AT&T's policy to create and manage the intellectual property of AT&T to support and further AT&T's strategic business priorities. AT&T will not engage in the dissemination of its intellectual property – publishing articles and licensing or otherwise transferring patents, copyrights, technology, know-how, service marks and trademarks – unless it supports a specific business activity.

All proposals to license or transfer rights in patents, software in source or object code form, technology and know-how to a third party, whether on a commercial or noncommercial basis, must be approved by AT&T Intellectual Property. The AT&T Publication Release Process governs the publication of articles.

For more information contact the Legal Department

## Proprietary Information

Proprietary information – sometimes referred to as "trade secret" information or "know-how" – is information or knowledge that AT&T has determined must not be disclosed to others, except as required by law or permitted by company policy or under contract, because doing so could disadvantage AT&T competitively or financially; because the information could hurt or embarrass employees, customers, suppliers, joint venture partners, or the company; or because the information belongs to others and we have agreed to keep it private.

Proprietary information includes — but is not limited to – the following:

- AT&T's research and development information, such as inventions, patent applications, and engineering and laboratory notebooks.
- Customer and employee information.
- Network engineering and management.
- Technical information and know-how.
- Business strategies, business results, unannounced products or services, marketing plans, pricing, and financial data.
- Non-public information about products or services, including hardware and software specifications and designs.
- Confidential organizational information.
- Non-public information available to employees on the AT&T Intranet.

For more information regarding the nature and types of intellectual property, contact the Legal Department.

.

## Protection of Proprietary Information

AT&T's proprietary information is protected primarily through its safeguarding and nondisclosure. As specified in AT&T security policies, each of us is responsible for ensuring that proprietary information is protected from theft, damage, unauthorized disclosure, or inappropriate use. Always store such information in a safe place and follow AT&T security policies, including proprietary marking requirements, for all the information including that stored in computer systems you use. See also AT&T's network security policies and requirements. In addition, use common sense to help prevent accidental disclosure of proprietary information. Remember that you can be overheard in public places such as airplanes, elevators, and restaurants, and when using portable communication devices. AT&T employees may never use proprietary information for personal benefit or other non-AT&T business.

Disclosure of AT&T proprietary information may be made only when there is a valid business reason, and then only (i) in accordance with the AT&T Publication Release Process, (ii) under a Non-Disclosure Agreement in accordance with the AT&T Schedule of Authorizations, or (iii) under an appropriate License Agreement which requires approval by AT&T Intellectual Property. The AT&T Publication Release Process is applicable to situations where it is proposed that AT&T proprietary information appear in a publicly available periodical, book, conference proceedings, or the like. Non-Disclosure Agreements are for use in situations where AT&T and another entity are considering the possibility of a business or technical arrangement, and proprietary information must be shared so that a decision about proceeding with the proposed arrangement can be made. A License Agreement is used when AT&T desires to allow another entity to use AT&T proprietary information for a business or technical purpose.

Contact the Legal Department for additional information.

## Assets of Others

AT&T respects intellectual property rights. AT&T will not knowingly infringe, misappropriate, dilute or apply for, anywhere in the world, the valid intellectual property rights of others which include copyrights, patents, trademarks, service marks, and proprietary information or trade secrets and know how. (See section on Gathering Competitive Information.)

This means, among other things, that we may not reproduce, distribute, alter, display or perform the copyrighted materials of others, including materials from books, trade journals, computer software, magazines, tapes, CDs, videotapes, DVDs, or data, music or video files obtained on the Internet, without permission of the copyright owner or its authorized agents such as the American Society of Composers, Authors and Publishers (ASCAP), or Broadcast Music, Inc (BMI). It also means that one business unit or division may not reproduce, distribute alter, display or perform the copyrighted materials specifically created by or for another business unit or division without permission. Questions regarding such licenses should be directed to the Legal Department.

Third party software used in connection with AT&T's business must be properly licensed and used only in accordance with that license. Such licenses are to be obtained through AT&T's Supplier Management

Division. Using unlicensed software could constitute copyright or patent infringement.

For more information, contact the Legal Department.

## Company Records

Accurate and complete records are critical in meeting AT&T's financial, legal, and management obligations, as well as in fulfilling our obligations to customers, suppliers, shareowners, employees, government agencies and ministries, and others. Company records include employee and payroll records; vouchers; bills; time reports; billing records; measurement, performance, and production records; and other essential data.

To protect company records, we must always:

- Prepare records accurately and completely.
- Sign only records that are accurate and complete.
- Retain records according to legal requirements and the company records retention schedules.
- Disclose records only as authorized by company policy or in response to legal process.

Questions about protecting or releasing company records should be directed to the Records and Information Management organization or the Legal Department.

From time to time AT&T is a party to litigation or subject to investigations. In such circumstances, AT&T may be obligated to retain documents relevant to these proceedings *beyond* their scheduled retention requirements. In such situations, AT&T employees must comply with records destruction holds discussed in the AT&T Records Retention Schedule.

## Financial Reporting

It is extremely important that AT&T's accounting, financial, and other systems provide accurate and timely reporting of transactions involving company assets. Every accounting or financial record, as well as the underlying support data, must accurately describe the transaction without omission, concealment, or falsification of information, and must comply with applicable accounting standards.

Questions about requirements for financial reporting may be directed to the Finance organization or the Legal Department.

## Interaction with the Media and Analysts

AT&T takes seriously its legal and business obligations to communicate accurately with the news media and financial industry analysts. Talking with the press or analysts calls for both clarity and consistency to ensure that we respect our securities laws obligations. Inappropriate comments can be very damaging. It is also a violation of federal securities law to selectively disclose material, non-public information about AT&T or other public companies. Therefore, employees who are contacted by the news media or investor analysts should not respond to the inquiry but should redirect the inquiry to the appropriate organization to respond. Calls may be directed to the employee's business unit public relations manager, or directly to Corporate Public Relations or Investor Relations.

## External Communications

External statements to the general public by AT&T also call for clarity and consistency to ensure that the general public is accurately informed of AT&T's business and positions. Statements to the general public are therefore coordinated and made by Public Relations. AT&T employees must work with and through Public Relations when planning any announcement to the public. Any questions concerning this policy should be directed to Public Relations. See also AT&T's Disclosure Policy.

Similarly, AT&T's Legal Department is responsible for planning and executing AT&T's communications with federal, state, local and foreign governments. AT&T employees should coordinate all communication efforts with government officials with the Legal Department.

# 3. OUR CUSTOMERS

## Selling to Customers

AT&T employees compete vigorously, but fairly. AT&T does not misrepresent its services and products, even if it means losing a sale. Where silence about a fact could mislead a customer, employees shall disclose the information, subject to appropriate safeguards where the information is proprietary to AT&T. AT&T communicates clearly and precisely so that our customers understand the terms of our contracts, including performance criteria, schedules, prices, and responsibilities.

## Privacy of Customer Information

Privacy of customer communications has always been fundamental to AT&T's business. AT&T's global network for voice, data, and multimedia transmissions is expanding and becoming more interactive and accessible. While customers welcome "user-friendly" products and services, advances in ease of access may heighten their concerns about privacy. Our commitment to safeguard the privacy of customer communications takes on added significance in this environment. Each of us must ensure that we meet this commitment.

AT&T does not:

- Disclose the location of equipment, circuits, trunks, or cables to any unauthorized person.
- Tamper with or intrude upon any voice, video, data, or fax transmission.
- Listen to or repeat customers' conversations or communications, or, except in accordance with law, permit either to be monitored or recorded.
- Except in accordance with law, install or permit anyone to install any device that enables someone to listen to, observe, or determine that a communication has occurred.
- Allow employee access to customer information except on a need to know basis.
- Except as disclosed, monitor service calls.

Contact AT&T Asset Protection with questions about the privacy of customer communications. Contact the Legal Department with questions about the privacy of all other forms of customer information.

Special rules also apply to AT&T's use within the Company of Customer Proprietary Network Information ("CPNI"). CPNI is information about the quantity, type, technical configuration, destination and volumes of a customer's telephone service. The CPNI rules permit AT&T to freely use CPNI to initiate or establish or bill for service. CPNI can also be used as part of AT&T's credit process and to protect AT&T's network from fraud or abuse. In certain sales or marketing situations, however, CPNI cannot be shared among business units without the customer's specific approval. Contact the Legal Department with any questions about the use of CPNI.

**Doing Business with Governments**

Special care must be taken when dealing with government customers. Activities that might be appropriate when working with private sector customers may be improper and even unlawful when dealing with government employees. For example, under the federal Procurement Integrity Act, it is generally unlawful for AT&T employees: to discuss employment or business opportunities with any government official involved in a pending procurement; to solicit or obtain certain types of information from the government or other bidders that is related to procurement contracts; or to have a former government employee work or consult on a proposal for a contract where that employee was involved in the procurement as a government employee during the preceding year.

The law also strictly prohibits offering or giving anything of value to a government employee involved in a pending procurement. AT&T policy also strictly forbids the offering or giving of anything of value to government employees who work in government agencies that may be involved in decisions to purchase services or products from AT&T. This AT&T policy applies to state, local and foreign government employees involved in procurement decisions as well as federal government employees. Any questions regarding application of this policy to state and local government officials should be directed to the Legal Department.

Under the law, AT&T may also be required to inform the government of any actual or potential violation of this law. Therefore, if an AT&T employee learns of any actual or potential violation of this law, he or she must contact AT&T Asset Protection or the Legal Department.

Employees who work with U.S. government customers are required to participate in the AT&T Corporate/Personal Integrity Program (C/PIP), which provides specific guidance. AT&T employees to whom the C/PIP applies are required annually to read this policy and sign a certification that they have done so. The Legal Department can provide information for employees who work with state, local or foreign governments.

## Advertising

It is unlawful for advertising and other promotional claims to mislead, deceive or create unrealistic expectations about a product or service. Further, legal requirements mandate that factual claims – either express or implied – that are material to the intended audience must be substantiated before they are made. Not only does the law require truthful advertising, it also serves as an important element in maintaining the trust that our customers have in AT&T.

Advertising can establish a customer's first impression of AT&T or motivate a current customer to try a new product or service. It can help create lifetime customers or it can send them to the competition. Customers trust AT&T because they know we stand behind the quality of our products and services. To comply with the law and maintain our customers' hard-won trust, our advertisements and other communications must always accurately and fairly describe our products and services. Anything less — anything that could be construed as deceptive — would be a serious disservice to our customers and could hurt AT&T's good name.

Questions about advertising or other external communications should be directed to Public Relations or the Legal Department. To ensure legal compliance, all advertising — regardless of its medium — must be reviewed by the Legal Department prior to its use.

## Choosing Suppliers

AT&T considers multiple factors when selecting a supplier. These factors include, among other things, price, quality, delivery capability, reputation for service and integrity and the supplier's status as a customer of AT&T's services. AT&T can also indicate to those who sell to us an expectation that they will also *buy from us*. The Supplier Management Division and the Legal Department should be consulted concerning the procedures and requirements applicable to proposed reciprocal arrangements.

It is the responsibility of employees to work through the Supplier Management Division (or its specifically designated agents in the units) in selecting suppliers. In addition, any purchasing activities must comply with the requirements of AT&T's internal procurement guidelines and the company's Schedule of Authorizations.

## Bribery and Kickbacks

Bribes: Federal and state laws and regulations, as well as AT&T policy, strictly prohibit offering, making, soliciting or receiving anything that may be offered in exchange for favorable treatment or advantage, such as money, gifts or entertainment. Bribery for business advantage is strictly forbidden, and is a criminal offense.

Kickbacks: Anti-kickback laws and AT&T policy prohibit the providing, soliciting or acceptance of any kickback. A kickback is anything of value provided to a vendor or a vendor decision-maker for the purpose of obtaining, or attempting to obtain favorable treatment in connection with the award of either a commercial or government contract or subcontract.

## 4. OUR COMPETITORS

Our competitive efforts must rely upon the merits of our services, products, and people, not on unfair or unethical practices.

### Antitrust Laws

Many countries have antitrust or competition laws designed to benefit consumers by promoting competition. While varying in scope, these laws primarily prohibit conspiracies that reduce or eliminate competition or unilateral conduct that is anticompetitive. AT&T complies with the antitrust or competition laws of all countries where we do business.

U.S. antitrust laws apply to business in the United States and, in certain circumstances, to business conducted in other countries. Where U.S. law applies, AT&T is generally prohibited from:

- Making agreements or reaching understandings with competitors to set minimum or maximum prices or any term of sale affecting price; to allocate customers, products, services, or territories; or to set the supply or production levels for any product or service. To avoid even the appearance of such activities, AT&T should not exchange pricing or other competitive information with competitors or provide such information to a trade association without prior consultation with the Legal Department. Employees must also refrain from discussing such information with competitors at gatherings such as trade association meetings or standards bodies meetings. (See also Gathering Competitive information.) Employees should also consult with the Legal Department on the timing and manner in which AT&T plans to announce price increases or decreases to customers.

- Making agreements or reaching understandings with competitors not to deal with any customer, supplier, or competitor, or any group of customers, suppliers, or competitors.

- Dictating minimum resale prices of AT&T products or services offered by independent distributors, retailers or other resellers.

There are other activities that might also violate U.S. antitrust laws, such as certain other refusals to do business, certain exclusive dealing arrangements, charging below-cost prices, the setting of maximum resale prices that a distributor or retailer of AT&T's products or services must use, and certain restrictions on intellectual property licenses. There are also specific U.S. and foreign laws that might apply to the sale or acquisition of a company's stock, assets or intellectual property, including exclusive licenses thereto, or to the formation of a joint venture. In the U.S., if a transaction is over a certain size, parties to a transaction must notify the Department of Justice and the Federal Trade Commission of their transaction prior to closing. In Europe, parties to transactions above a certain size must make a filing very shortly after the signing of a contract. Because of these and other countries' notification requirements, the Legal Department must be consulted at the initial stages of any such planned transaction.

Because this area of the law is complex, and the penalties for violation severe, including imprisonment, contact the Legal Department whenever you have questions about antitrust or competition laws of the countries where AT&T conducts business, or believe that such laws might apply.

## Gathering Competitive Information

Gathering information about competitors, when done legally and ethically, is a legitimate business activity. It enhances our knowledge of the marketplaces in which we sell and helps us understand and meet customer needs.

However, competitive information should never be obtained — directly or indirectly — by improper means such as misappropriation of proprietary information, bribing a competitor's employee, or misrepresenting the fact that you are an AT&T employee, or hiring a consultant to engage in any of this conduct. There are also other ways competitive information could come to your attention, such as when you are attending trade shows, trade association gatherings, or other types of meetings with competitors. In such cases, AT&T employees may not participate in discussions with competitors about pricing, profit margins or costs, bids, terms or conditions of sale, sales territories, market share, distribution practices, or other competitive information. Not only do these types of conversations pose the risk of an AT&T employee obtaining proprietary information through inappropriate means, they also can create the appearance or form the basis of a price fixing conspiracy among competitors. Such activities generally are illegal under the antitrust laws. If you find yourself involved in this type of discussion, excuse yourself and immediately report the incident to the Legal Department or AT&T Asset Protection. With Legal Department guidance, limited sharing of competitively sensitive information of a competitor may occur where the competitor is also an AT&T customer, supplier, or prospective joint venture partner, and there is a legitimate business reason for the exchange of such information.

Always remember that obtaining competitive information by improper means could subject AT&T to liability, including monetary damages and criminal penalties, as well as other negative consequences such as embarrassing publicity or damaged customer relationships. The Legal Department can answer questions about gathering competitive information, antitrust laws and unfair competition.

## 5. CONFLICTS OF INTEREST

A conflict of interest arises when an employee's personal interests conflict with his or her responsibilities to AT&T. AT&T's policy regarding conflicts of interest is straightforward: Employees may not compete with AT&T and may never let business dealings on behalf of AT&T be influenced — or even appear to be influenced — by personal or family interests. One area that often creates serious potential conflicts of interest is when an employee makes an investment in a company that sells or wishes to sell its services to AT&T, and in particular when an employee is offered the opportunity to participate in a public stock offering of such a company. It is generally not appropriate for employees to make such investments.

## Competing with AT&T

To avoid competing with AT&T, employees may not enter into unauthorized business relationships with competitors. This means, among other things, that you may not work for or operate a competing business or assist any unauthorized person outside AT&T — including family or friends — in the planning, design, manufacture, sale, purchase, installation, or maintenance of products or services that compete or could compete with AT&T products or services or any other work performed by AT&T.

Generally, the following limited financial investments, absent any control or direction of a competitor, do not conflict with this prohibition:

- An ownership interest that constitutes less than one percent (1%) of the debt or equity of a competitor and the value of the investment does not exceed ten percent of the value of an employee's personal investments.
- An ownership acquired prior to the effective date of employment with AT&T or ownership acquired by inheritance.

An employee's investments held through mutual funds with a diverse portfolio or in the employee's AT&T 401(k) plan.

A competitor is one who is engaged in, or has announced its intention to engage in, any of the businesses engaged in by AT&T. Where the competitive (or potential competitive) overlap between AT&T and the other firm is de minimus and will remain so for a reasonable period, the firm will not be considered a competitor of AT&T for the purposes of these guidelines. Generally, AT&T will consider an overlap de minimus where the product or service accounts for two percent (2%) or less of AT&T's annual revenues. Any questions regarding whether an overlap between AT&T and another firm are de minimus should be directed to AT&T Asset Protection or the AT&T attorney designated to support your organization.

AT&T policy also prohibits its employees from taking advantage of business opportunities reasonably available to AT&T. Any questions regarding this policy should be directed to the Human Resources organization.

When an employee accepts a job with a competitor with the intention of terminating his or her employment with AT&T, the employee should immediately inform his or her supervisor of the employee's employment plans. Employees who leave AT&T remain legally obligated not to disclose AT&T's proprietary information to any new employer or anyone else who has not signed an appropriate non-disclosure agreement with AT&T. AT&T's proprietary information can include information regarding the particular skill sets, assignments or expertise of its employees. Accordingly, employees may not share this information with their new employer to facilitate the new employer's recruitment of AT&T personnel.

Employees should also be familiar with AT&T's Competition Guidelines.

## Board of Directors Membership

Any Management employee considering serving on the board of directors or an advisory board or similar body of any outside company should give advance notice to the AT&T Risk Management group so that the proposed directorship may be reviewed to determine whether there is any conflict of interest and whether the service will be permitted. Conflicts may occur when a company is an AT&T vendor or competitor. Approval of the employee's supervisor should also be obtained.

Risk Management approval is required for both individual (personal) and AT&T (corporate) representatives on public or private, for-profit boards of directors and advisory boards or similar bodies. In addition, the concurrence of the Chief Financial Officer must be obtained before any employee acting as AT&T's representative takes a board seat or board observer rights in an entity not controlled by AT&T.

Risk Management approval is not required for participation on boards or similar bodies of not-for-profit charitable or educational entities unless the entity is a standards setting body relating to AT&T's business. However, an employee must receive the prior approval of the Executive Vice President of Public Relations before an employee takes any position with a not-for-profit entity as AT&T's delegate or representative. In no event may any employee serving on any board or similar body as AT&T's representative receive compensation of any kind, directly or indirectly, for such service.

In no event may any employee serving on any board or similar body in a personal capacity be reimbursed by AT&T, directly or indirectly, for any expenses related to such activity.

## Acting for Personal Gain

AT&T employees must not let personal interests interfere with business dealings. For example, do not:

- Influence, either directly or indirectly, AT&T's dealings with any supplier with whom you have a personal or financial relationship.
- Work for or represent a supplier in its dealings with AT&T.
- Use AT&T's name, information, property, time, or other resources to perform outside activities such as a second job or a personal outside board membership or similar position. Your personal activities must always be kept separate from your employment with AT&T. Generally, it is recommended that all second jobs should be approved by your supervisor and the Legal Department.

It is AT&T's position that it owns any product, service or intellectual property reasonably related to AT&T's business that is developed or invented by an employee, even if the employee develops it on his or her own time. Accordingly, an employee may not market or sell any such product, service or intellectual property without written authorization from AT&T.

## Insider Information

There are laws that prohibit the use of insider information when buying, selling, or trading publicly-traded securities, including not only AT&T securities but also the securities of companies about which you have non-public information as a result of business activities. Insider information can take many forms, but always includes information which is not available to the public and which might influence an investor's decision to buy, sell, or hold securities in a company. It includes acquisition plans; financial information and forecasts; new contracts, products, or discoveries; major organizational changes; or other business plans.

You must not buy, sell, or trade AT&T securities or the securities of other companies about which you have insider information until after that information becomes public. You also may not engage in any transaction where you may profit from short-term speculative swings in the value of AT&T securities, "short sales" (selling borrowed securities) of AT&T securities and derivative transactions relating to AT&T securities, including "put" and "call" options (rights to sell or buy securities within a certain time period at a specified price).

Because insider information is extremely valuable and sensitive, AT&T employees must handle it just like other AT&T proprietary information: Do not discuss it with family, friends, or anyone else; do not talk about it in public places or on unsecure wireless devices; do not fax it to unattended machines; do not transmit it electronically in an unsecure way; and do not tell others at AT&T unless they must know for business reasons.

If you have questions about insider information, contact the Legal Department.

## 6. INTERNATIONAL BUSINESS

## International Trade

International trade laws control the movement of products, services, and technology around the world.

## Export Control Laws

Export control laws govern the shipment of commodities and technical information from one country to another, as well as the disclosure of technical information or source code to a non-U.S. individual, whether inside or outside of the U.S. Such export laws control the distribution of hardware, software and technical information, no matter how shipped, personally carried, mailed or transmitted. For example, facsimile copies or electronic mail containing technical information (e.g., encryption information) sent to another country or disclosed in the U.S. to a non-U.S. individual are considered exports.

AT&T employees are required to comply with all applicable export laws and regulations. For example, AT&T will not accept orders or make shipments of commodities, software or technology to individuals and organizations listed on various Restricted Parties List (RPL), which are set forth on the Global Trade Organization (GTO) Web Site. Furthermore, before initiating any transactions with a country embargoed by the United States, AT&T employees must receive clearance from the GTO or their organization's attorney. Other export control requirements are noted on the GTO Web Site.

## Import Laws

U.S. import laws govern the import of commodities into the United States. These laws control what can be imported into the United States, how the articles should be marked, and the amount of duty to be paid. Other countries also have laws that control imports and regulate import duties. AT&T complies with the customs laws of all countries. If you are involved in a transaction that results in the importation of any hardware, software or technical information into the U.S. from a foreign country or from a non-U.S. person, you should contact the GTO or Legal Department. Import compliance requirements are described on the GTO Web Site.

## Foreign Corrupt Practices Act ("FCPA")

The Foreign Corrupt Practices Act prohibits AT&T employees from offering, paying, promising to pay money or give anything of value, directly or indirectly, to officials of any foreign government, candidates for foreign political office, foreign political parties or party officials (collectively "Foreign Officials") or individuals working for an commercial entity significantly owned or controlled by a foreign government for the purposes of obtaining, retaining or directing business. (See also the previous section entitled "Gifts, Meals, and Entertainment of Government Officials".)

Under the FCPA, there are very limited circumstances pursuant to which a person may provide money or something of value to Foreign Officials. For example, a person is permitted to incur reasonable expenditures on behalf of Foreign Officials which are directly related to (a) promoting, demonstrating, or explaining products or services or (b) executing or performing a contract with a foreign government or agency. **Before any payments are offered or made or expenses incurred, AT&T employees must receive approval from the GTO or Legal Department.**

## International Economic Boycotts

U.S. law prohibits companies from participating in or supporting economic boycotts that are not sanctioned by the U.S. government. For example:

- AT&T may not refuse or agree to refuse to do business with a boycotted country, its nationals, or blacklisted companies.
- AT&T may not discriminate or agree to discriminate against individuals or companies on the basis of race, religion, sex, national origin, or nationality.
- AT&T may not furnish or agree to furnish information, directly or indirectly, about any person's race, religion, sex, national origin, or membership in or support of charitable or fraternal organizations supporting a boycotted country.
- AT&T may not furnish information about AT&T's or any person's past, present, or prospective relationship with boycotted countries, nationals of boycotted countries, or blacklisted companies.
- AT&T may not pay, honor, negotiate, or implement letters of credit containing prohibited boycott provisions.

In addition, because AT&T must report to the U.S. government any request (even if we refuse the request) to participate in or support an economic boycott not sanctioned by the U.S. government, AT&T employees should report any requests to the GTO or Legal Department. Such requests could be received orally or in the form of bid invitations, purchase orders, contracts, letters of credit, shipping documents, or other written communications.

For answers to international trade-related questions, please see the Global Trade Organization Web Site or contact a member of the GTO (all of whom are listed on the web site), or the Legal Department.

## 7. GIFTS, MEALS & ENTERTAINMENT

### Gifts, Meals, and Entertainment For Non-Government Customers and Suppliers

Gifts

Gift-giving practices vary around the world. Gifts are generally given to create goodwill and, in some parts of the world, declining a gift may insult the giver. On the other hand, accepting a gift may create a conflict of interest or the appearance of a conflict of interest. Moreover, gifts given or accepted to obtain a business advantage may constitute a bribe or a kickback.

When is it appropriate to give a gift? AT&T does not buy business, but earns it on the strength of its products, services and commitment to customer satisfaction. AT&T employees may not seek a competitive advantage through the use of gifts and may never offer or give a gift in exchange for a customer's business. In other contexts, such as during the holiday season or to celebrate an important event in a customer's or supplier's business or life, a gift may be given if it is properly authorized and appropriate to do so. Any questions regarding the propriety of giving a gift should be directed to your supervisor, Legal Department and/or the Global Trade Organization (for gifts to foreign officials) should be consulted where necessary.

When is it appropriate to accept a gift? Generally, employees may accept a gift if it is unsolicited, inexpensive, and not given to obtain favorable treatment in connection with obtaining AT&T business. Otherwise, employees should decline the gift and explain AT&T's policy to the gift-giver. AT&T employees may never solicit gifts, directly or indirectly, from customers or suppliers. Under no circumstances may employees accept payments, loans, bribes or kickbacks from anyone. Further, gifts should not be accepted from suppliers that are in the process of responding to an AT&T request for a competitive quotation.

In parts of the world where gift-giving is common practice and not accepting a gift could reflect badly on AT&T, it may be appropriate to accept an expensive gift — as long as doing so would not violate any laws or in any way discredit AT&T, the gift is unsolicited, is not offered to obtain favorable treatment, and would not influence an employee's or AT&T's business judgment. If you receive such a gift, consult your supervisor who — in consultation with the Legal Department — will determine the disposition of the gift.

## Meals and Entertainment

AT&T may offer meals or other modest or routine forms of entertainment to customers or suppliers as a courtesy during the course of conducting normal business. Where entertainment for customers or suppliers that is more than modest or routine is contemplated, employees must obtain the consent of their supervisor in advance.

Any meals or entertainment must be conducted in a manner consistent with AT&T's Code of Business Conduct and policies. For example, employees may not conduct business or entertain for business purposes in establishments that discriminate or that may otherwise be offensive because of the type of entertainment featured at such establishments.

AT&T employees may accept meals or other modest forms of entertainment from customers or suppliers as a courtesy extended during the normal course of business, provided the entertainment is not being offered to obtain favorable treatment in connection with obtaining AT&T business and is not systematic and ongoing.

If a customer or supplier proposes entertainment that is more than modest, employees must obtain the consent of their supervisor before accepting the invitation.

## Gifts, Meals, and Entertainment of Government Officials

Separate and more stringent gift, meals and entertainment rules apply to government officials. AT&T employees usually may not offer or give gifts, meals, entertainment or other things of value to any federal, state, local or foreign government employee involved in procurement decisions or who works for government agencies that have responsibility for purchasing services or product provided by AT&T. The provision of these can result in AT&T being disqualified from bidding for government procurement contracts. (See section on Doing Business with Governments.) Any questions regarding compliance with this provision should be directed to the Legal Department. Should an employee have any question as to whether a particular action might be subject to this provision, the employee must consult with the Legal Department prior to taking any such action. Questions regarding gifts, meals and entertainment to Foreign Government Officials can be directed to the Global Trade Organization (GTO).

It is also AT&T's general policy that employees may not give gifts, meals, entertainment, or other things of value to other types of government officials, such as elected officials, because federal, state or local laws either prohibit or significantly restrict such practices. Where applicable law permits gifts, entertainment, meals or other things of value to be provided to elected federal, state or local officials, these may **only** be offered and provided by AT&T employees with pre-approval from AT&T's Legal Department. Any deviation from these guidelines could result in AT&T exceeding dollar limitations on the amount of things of value that may be given to officials, resulting in liability and damaging publicity to AT&T. Any questions regarding this policy for state or local officials should be directed to the appropriate External Affairs Vice President, and to the appropriate Director level employee of the Federal Government Affairs office in Washington D.C. for federal officials.

Because the Foreign Corrupt Practices Act (FCPA) and foreign laws may be implicated in the context of foreign gift giving, the GTO or International group of the Legal Department should be consulted before any type of gift is offered or given to, or accepted from, a foreign official. Absent consultation or pre-authorization (as outlined, for example in AT&T's FCPA and Anti-Bribery Compliance or Guidelines) with the GTO or Legal Department, no employee may offer a gift to, or accept one from, a foreign official.

## 8. POLITICAL ACTIVITIES, LOBBYING & CSM

Community Activities

AT&T encourages employees to participate in community activities, and has initiated programs to facilitate community volunteer work by employees. When participating in community activities that are not specifically sponsored by AT&T, employees are participating in their individual capacity and not as representatives of AT&T, and must not give the impression that they are acting for AT&T. Moreover, employees should ensure, that no conflict of interest — either actual or potential — exists between their AT&T employment and their duties in public or civic affairs, whether elective or appointed, paid, or voluntary. For example, sometimes employees who perform public service or hold an elected or appointed position are called upon to make decisions that might affect AT&T or its competitors, or influence the industries in which AT&T competes. If you find yourself in a situation like this, you should consult the Legal Department and counsel for the organization on which you serve, or if time does not permit, abstain from the vote.

Political Contributions

AT&T complies fully with all federal, state, local and foreign laws governing the contribution of funds or assets to candidates for political office or to political parties. Under U.S. federal law, AT&T may not contribute corporate funds or make in-kind corporate contributions to candidates for federal office, and no employee or agent may approve such contributions on behalf of the corporation. In those states which prohibit contributions to state political candidates, AT&T's policy is the same as that for federal candidates. Where state and foreign laws permit corporate contributions to political candidates, the AT&T External & Legislative Affairs organization is the **only** organization within AT&T that may approve, offer and make such a political contribution. Any request for or interest in AT&T making a contribution to a political candidate or party must be forwarded to and handled by External Affairs.

The prohibitions described above are not intended to interfere with AT&T's administration of Political Action Committees (PACs) in the United States. These committees are supported by voluntary contributions from employees using their personal rather than company monies. Employees have the right to refuse to contribute to

AT&T PAC and will neither be advantaged nor disadvantaged by their decision in this regard.

Political Involvement

AT&T supports employee participation in the political process. Employees, however, are prohibited from using their positions with AT&T, or AT&T's assets, to try to influence the personal decisions of others to contribute to or otherwise support political parties or candidates.

**Regulation of Telecommunications**

AT&T complies with the telecommunications laws of countries where it does business. The Legal Department oversees compliance with these laws and regulations, and can provide guidance about the specific requirements of the Communications Act and other federal, state and foreign regulations.

## COMPLIANCE

This document affirms our commitment to the highest standards of integrity in our relationships with one another and customers, suppliers, shareowners, and others in the communities where we live and work. Each employee should obtain a personal copy of the Code and this policy document to read carefully and keep for future individual use and reference. As a condition of being placed on the payroll, every new hire will be required to execute a written acknowledgment[2] in which the new hire acknowledges having a copy of the Code and agrees to abide by its provisions. Each U.S. based management employee will complete a Code of Business Conduct Acknowledgement electronically or, if that is not possible, manually via Form 181A, on an annual basis thereafter, which will evidence the employee's familiarity and compliance with the Code. When employee acknowledgements cannot be verified, supervisors will review the Code with people they support at least once every calendar year, certify in writing via Form 180 the fact that the review session occurred[3], and

[2] To be kept in the personnel file maintained by the employee's business unit or division with a copy to be kept in the employee's permanent personnel file.

[3] Including the date and place of the review and the issue date of the Code that was reviewed.

file a copy of the certification and acknowledgement in each employee's personnel file.

While compliance is every person's responsibility, AT&T has established a compliance structure which assigns oversight responsibility to the Chief Compliance Officer. Business units are responsible for establishing, implementing, and maintaining an effective program, including appropriate supplementary policies and practices, and a system of internal controls, to ensure compliance by everyone in their organizations with all laws and regulations and the provisions of the Code. The Code is also an important component in AT&T's compliance program with the Federal Sentencing Guidelines. People who supervise others have a special responsibility to show, through words and actions, personal commitment to the highest standards of integrity. In particular, supervisors — as coaches and leaders — must:

- Maintain an environment of open communication in which values and the provisions of the Code and related policies and instructions are shared, and discussed.

- Ensure that their people understand the values and the provisions of the Code, and give them additional training, when appropriate.

- Take reasonable steps to ensure that unethical conduct within their areas of responsibility is detected and addressed.

- Consider whether a person lives the values before placing him or her in a position of responsibility.

Every one of us must comply with the letter and spirit of all applicable laws and regulations, with the provisions of the Code of Conduct, and with other company policies and instructions. Ultimately, our conduct is our own responsibility. None of us should ever commit dishonest, destructive, or illegal acts even if directed to do so by a supervisor or co-worker, nor should we direct others to act improperly. In addition, employees may not deviate from AT&T's policies and instructions even if doing so appears to be to the company's advantage. Any waiver of the Code of Conduct for AT&T Executive Officers or a member of the Board of Directors can be made *only* by the AT&T Board of Directors or a committee of the Board of Directors and must be promptly disclosed to shareowners.

There will be no reprisals against people who report suspected violations in good faith and their identities will be protected to the extent consistent with law and AT&T policy. Additionally, there will be no reprisals against employees who provide information to regulatory or law enforcement agencies or legislative bodies to the extent provided by applicable law. Employees should contact the Legal Department for guidance on complying with the law.

Because AT&T believes so strongly in ethical behavior, employees who don't comply with the provisions of the Code of Business Conduct and other company policies and instructions may be disciplined, up to and including dismissal — even for a first offense in appropriate circumstances — and criminal prosecution if the law has been broken.

AT&T – 181 A

## Code of Business Conduct Annual Acknowledgement

* * * * * * * * * * *

I have carefully read the AT&T Code of Business Conduct and am in compliance with its provisions. I understand that violation of the Code may result in disciplinary action, up to and including dismissal - even for a first offense in appropriate circumstances.

____________________________________________________

Signature                                        Date

____________________________________________________

Last Name, First Name, Middle Name (Printed)

____________________________________________________

ATTUID

____________________________________________________

Business Unit/Division

____________________________________________________

Work Location

**ORIGINAL:** To be kept in file maintained by employee's supervisor.

**IMPORTANT:** When an employee moves to a new AT&T job, be sure this form is included in the supervisory file that is sent to the employee's new supervisor.

Code of Conduct New Hire Acknowledgement: Use Form 181 B.

AT&T – 181 B

## Code of Business Conduct New Hire Acknowledgement

To be signed and returned on or before the first day of employment as a condition of being placed on payroll.

I have carefully read the AT&T Code of Business Conduct and agree to abide by its provisions. I understand that violation of the Code may result in disciplinary action, up to and including dismissal - even for a first offense in appropriate circumstances.

______________________________________________________________

Signature Date

______________________________________________________________

Last Name, First Name, Middle Name (Printed)

______________________________________________________________

ATTUID

______________________________________________________________

Business Unit/Division

______________________________________________________________

Work Location

**Acknowledgement Received For New Hires – (Supervisors: Use Form 180 for all other employees.)**

______________________________________________________________

**Supervisor Signature Date**

______________________________________________________________

**Full Name (Printed)**

______________________________________________________________

**Job Title**

**ORIGINAL:** To be kept in file maintained by employee's supervisor.

**IMPORTANT:** When an employee moves to a new AT&T job, be sure this form is included in the supervisory file that is sent to the employee's new supervisor.

## Review of AT&T Code of Business Conduct

**Code of Business Conduct – Supervisor Review**
**To Be Completed By Supervisor**

_______________________________________________

Employee's Name (printed)

_______________________________________________

ATTUID

I have reviewed the AT&T Code of Business Conduct with the aforementioned employee. The employee is familiar with the Code and is in compliance with it.

To be kept in the supervisory file maintained on this employee.

**IMPORTANT:** When an employee moves to a new AT&T job, be sure this form is included in the supervisory file that is sent to the employee's new supervisor.

This form is the permanent record of reviews of the code of conduct conducted with employees. It is to be used each time a review is held.

Updated
11/04/2014

# AT&T Social Media Standards

Social media has become an important means of communication for individuals and brands and a large part of how we connect with our communities and networks. These AT&T Social Media Standards (the "Standards") outline the rules for participating on internal or external social media platforms.

**Scope**: These standards cover AT&T employees and are intended to address conduct that adversely affects job performance (yours or co-workers) and other legitimate Company business interests, such as customers, vendors, and competitors. AT&T will not interpret or apply the Standards in a way that interferes with your rights, such as to join or assist a union, bargain collectively, or discuss wages, hours or working conditions.

## Related Requirements

**Procedures for Managing AT&T Internal Social Media Sites:** If your organization is creating a new internal site, review this document for information on establishing an internal social media page, monitoring requirements, training, and escalation support contact information.

**Procedures for Managing AT&T External Social Media Sites:** If your organization is considering an external social media page, review this document for information on requirements for content creation, monitoring, engagement, social care, training and escalation support before requesting approval and initiating the site, and content approvals before posting to Company branded social accounts.

**Social Media Job Aid:** If your organization is launching efforts to support third party bloggers or social media influencers to use, promote, or discuss AT&T products or services, review this document outlining regulatory and AT&T requirements and be sure you have the approval of Corporate Communications.

## Section One: Rules for All Social Media Participation

Rule number one is that the AT&T Code of Business Conduct and other Company policies apply when you contribute to an internal social platform. They also apply when you create a post externally that identifies you as an AT&T employee or that in any way relates to AT&T's business, employees, customers, vendors, or competitors – even if you use personal electronic resources. Click on "Examples and Explanation" for more information on how this policy applies to you. You should:

1. **Not disclose sensitive and proprietary information:** You may be in a position at the Company that gives you access to private, sensitive and proprietary information about AT&T's business and customers – things like confidential sales or revenue data, strategic business plans, customer proprietary network information (CPNI), etc. *See* Examples & Explanations. Such information should not be shared. Never assume that information, materials, or communications, previously approved for internal distribution can be distributed externally or made public. If you

have any doubts about whether information maintained by the Company may be disclosed, check with your supervisor or Corporate Communications before you post. You can also review the AT&T's Proprietary Information Classifications and AT&T's Information Security Policy.

2. **Respect financial disclosure laws:** Do not disclose material, non-public business and financial information or speculate or post rumors about such information. *See* Examples & Explanations.
3. **Post in good taste:** Obscene language/content, racial, gender, religious and other slurs, knowingly or recklessly false statements, personal insults, or violent threats about AT&T's employees, vendors, customers, competitors or sponsored entities or persons aren't tolerated for good reason. Conduct that is prohibited in the workplace (e.g., bullying, harassment, discrimination, retaliation) is prohibited in the digital space.
4. **Be honest, accurate, and acknowledge/correct errors:** Your posts should be honest. Don't post any information you know to be false about AT&T's business, employees, customers, vendors or competitors. Be the first to correct your own mistakes when you discover you've made one, and be sure to indicate when you have altered a previous post.
5. **Avoid disparaging comments** about AT&T's products, services, or customers.
6. **Respect trademark, copyright and right of publicity laws and Social Site Terms & Conditions:** When promoting AT&T's brand, products or services for the Company's benefit, be sure you have proper written authority to use (or re-use) protected content (see Examples and Explanations for examples of protected content) in your post such as video or music clips, pictures, logos, an individual's name, brands, data, quotes and even user-generated content. Don't assume you can post someone else's content, and don't assume you can edit, alter, or otherwise repurpose content just because AT&T published it. Don't use AT&T's logo, trademark or proprietary graphics in a way that suggests you are representing the Company or while engaging in conduct that is unlawful or violates Company policy. For example, you should not create a social media page with AT&T's logo placed in a way which might suggest to readers that the Company is sponsoring the page. *See* Examples & Explanations.
7. **Do Not Post SPI:** Remember the company's rules on sharing sensitive personal information (SPI) – there's no place for that in social media.
8. **Don't Share Legal Opinions:** Only authorized attorneys can express legal opinions on behalf of the Company or comment on the potential outcomes of ongoing or future legal or regulatory proceedings on behalf of AT&T. Don't disclose privileged attorney-client communications.
9. **Business and External Social:** Personal social media should not be used to arrange business meetings, communicate with customers, or for managers to search for information about prospective employees. Unless social selling is listed as part of your job responsibilities, selling AT&T's products and services via social media is strictly prohibited. Social selling is only approved for the Social Media Care teams.
10. **Excessive Use:** Excessive use of personal social media while on work time without an appropriate work purpose will be subject to disciplinary action up to and including termination.
11. **Personal Social Media and AT&T:** Unless assigned to do so, employees are not expected or required to participate, outside of regular work hours, in social media sites in any manner related to AT&T's business, products, services or customers. Management employees are encouraged to participate in the AT&T Social Circle where approved, ready to use, professional content is available for employees to share on their social media communities once they've taken a 7-minute training. Unless you are authorized to speak on behalf of AT&T, Non-exempt employees (including bargained-for and non-bargained-for employees and non-exempt managers) may not participate on social media sites in a manner that is similar to, or part of, their regular job duties outside of regular work hours without written authorization from their supervisor. For example, a non-exempt employee whose job is customer service, may not participate on social media sites off the clock answering questions about AT&T products and services for existing or potential customers without written approval from his/her supervisor.

## Section Two: Participating In Internal Social Media

There are a growing number of collaboration platforms at AT&T that you may use as work and productivity tools. Your contributions should provide value to your team, your projects and the AT&T community. Here is some additional information for participating in internal social media sites (for example tSpace):

1. You will notice that any time you participate on an internal site, that participation is always related back to your ATTUID. Posts on internal sites are the property of the Company and AT&T reserves the right to remove or modify any post on internal social media that does not comply with these Standards.
2. If you have a compliance concern, report it for investigation by following the process described in the AT&T Code of Business Conduct or the procedures applicable for the country in which you are working. If you are unsure if posted content may or may not be compliant, you can refer it to the Social Media Escalation Team.
3. When storing and sharing documents on internal social media platforms (examples: SharePoint, tSpace), adhere to AT&T's RIM policies and protect our information in accordance with AT&T's Security Policy and Requirements (ASPR).
4. If you are a bargained-for employee and have concerns related to wages, hours, or other terms and conditions of employment, such issues may be handled through the grievance procedures set forth in your applicable collective bargaining agreement. AT&T's internal social media sites are intended to serve a business purpose.
5. When using internal social media for online dialogue and collaboration between smaller groups that may discuss sensitive and proprietary information, be sure access is restricted only to those who need to know or have permission to access the information.
6. Stay relevant. Refrain from making comments that fail to serve a business purpose, are off topic, or fail to bring value to the AT&T community. *See* Examples & Explanations

## Section Three: External Social Media Posts Discussing AT&T

For external social media, you should also follow these standards:

1. When you post content, keep in mind that you are responsible for what you post.
   a. Anytime you blog, post, or share about AT&T and/or its products or services in social media, make sure your audience understands that you are an AT&T employee. Communicate this fact and, if it is not obvious from the content or context, note that opinions are your own. For example: "I work for AT&T and this is my personal opinion." In microblogs like Twitter, use #ATTemployee" in the tweet.
   b. Likewise, posting on personal external social media sites during working hours may be a violation of company policies, particularly if the content disparages AT&T, its employees and/or its products and services or if the posts reveal inappropriate conduct at work.
2. If a customer expresses a question or concern via social media, direct them to the official AT&T customer care social media accounts (@attcares and facebook.com/att). AT&T has official social media care teams to address customer questions as part of their job responsibilities.
3. Choose handles and avatars for your personal social media use that don't include or aren't related to the AT&T name, logo or product. If you encounter use of our logo or trademarks in social media in violation of this policy, report it to the Trademark Legal Department at: trademarklegal@att.com.

## A few other things to keep in mind:

1. As always, employees who violate any laws, Company policies or these Standards are subject to disciplinary measures up to and including immediate termination.

2. AT&T can modify, suspend, or discontinue any AT&T-controlled social media destination, page, or platform at any time, or ask you to make changes to ensure compliance. Any content posted on AT&T Social Media is the property of AT&T and can be removed by AT&T if it doesn’t adhere to company rules.
3. If ever there is a conflict between these Standards and applicable law, applicable law will govern your use.

## Questions About These Standards

If you have questions about these Standards, please contact: Geoff Engelmeyer, ge1617@att.com, 1-214-782-6290; or Jennifer JD Link, jd9825@att.com, 1-214-757-3559.